Exhibit 2.1

AGREEMENT OF PURCHASE AND SALE

Among

RHODIA INC.,

RHODIA CANADA INC.,

RHODIA DE MEXICO S.A. DE C.V.,

RHODIA OVERSEAS LTD,

RHODIA CONSUMER SPECIALTIES LIMITED,

RHODIA, S.A.

and

PHOSPHATES ACQUISITION, INC.

Dated as of June 10, 2004

i

DISCLOSURE SCHEDULE

1.01(a)	Canadian DB Transferred Employee
1.01(b)	Canadian DC Transferred Employee
1.01(c)	Chicago Heights Excluded Products
1.01(e)	Products
1.01(f)	Rhodia Group Accounting Principles
2.02(a)(i)	Assignment of Lease
2.02(a)(iv)(A)	Transferred Intellectual Property
2.02(b)(xvi)	Retained Assets
2.03(b)(x)	Retained Liabilities
3.03(a)	Stock of Mexican Subsidiaries
3.03(b)	Permitted Encumbrances
3.04(c)	No Conflict
3.05(a)	Governmental Consents and Approvals
3.05(b)	Non-United States Approvals
3.06(a)	Financial Statements
3.06(b)	Preparation of Financial Statements
3.07	No Undisclosed Liabilities
3.08	Inventories
3.10	Conduct in the Ordinary Course; Absence of Certain Changes, Events and Conditions
3.11	Litigation
3.12	Environmental and Other Permits and Licenses; Related Matters
3.12(g)	Environmental Reports
3.13(a)	Material Contracts
3.13(b)	Material Contracts; Effectiveness
3.14(a)	Intellectual Property
3.14(c)	Infringement on the Business Intellectual Property
3.15(a)	Owned Real Property
3.15(b)	Leased Real Property
3.15(c)	Title to the Owned Real Property
3.15(d)	Interest in the Leased Real Property
3.16	Assets
3.17(a)	Employee Benefit Matters
3.17(e)	Post-Retirement Welfare Benefits
3.17(f)	Union Pension Plan Liabilities
3.18	Labor Matters
3.19(a)	Taxes; Mexican Subsidiaries
3.19(b)	Taxes; U.S. Business; Canadian Business and Mission Hill Business
3.20	Insurance
3.23	Compliance with Laws
3.24	Affiliate Transactions
5.01(a)	Conduct of Business Prior to the Closing
5.01(b)	Absence of Certain Changes, Events and Conditions Prior to the Closing
5.03(g)	Financial Data

v

5.05(a)	Sellers Marks
5.07(c)	Non-Solicitation of Employees
5.14	Nominee Share and Other Assets
6.01(a)	Chicago Heights Site and Cranbury Business Employees
6.01(b)	Business Employees of the Mexican Subsidiaries
6.01(f)	Compliance with Employment and Severance Agreements
6.05(a)	Deferred Bonuses
6.05(b)	Deferred Compensation
8.01(b)	Antitrust Approvals
8.02(f)	Third Party Consents

EXHIBITS

1.01(a)	Form of Pharma Agreement (Pharma – Calcium Phosphates)
1.01(b)(i)	Sales Representative Agreement – Countries and Products
1.01(b)(ii)	Form of Sales Representative (OMC) Agreement
1.01(c)	Form of Services Agreement (Silica – Chicago Heights)
1.01(d)	Form of Supply Agreement (Acid – Coatza)
1.01(e)	Form of Supply Agreement (PPD – Nashville)
1.01(f)	Form of Supply Agreement (Sulphuric Acid)
1.01(g)	Form of Transition Services Agreement (Cranbury)

AGREEMENT OF PURCHASE AND SALE, dated as of June 10, 2004, among Rhodia Inc., a Delaware corporation (“Rhodia U.S.”), Rhodia Canada Inc., a corporation organized under the laws of Canada (“Rhodia Canada”), Rhodia de Mexico S.A. de C.V., a corporation organized under the laws of Mexico (“Rhodia Mexico”, and together with Rhodia U.S. and Rhodia Canada, the “Asset Sellers”, and each individually, an “Asset Seller”), Rhodia Overseas Ltd, a corporation organized under the laws of The United Kingdom, Rhodia Consumer Specialties Limited, a corporation organized under the laws of The United Kingdom (“Rhodia Consumer Specialties” and, together with Rhodia Overseas Ltd, the “Share Sellers”, and, each individually, a “Share Seller”), Rhodia, S.A. (“Parent”) and Phosphates Acquisition, Inc., a corporation organized under the laws of Delaware (the “Purchaser”).

W I T N E S S E T H:

WHEREAS, Rhodia U.S. is engaged in the production and sale of phosphate products in the U.S. at facilities in Geismar (Louisiana), Waterway (Illinois), Chicago Heights (Illinois) and Nashville (Tennessee);

WHEREAS, Rhodia Canada is engaged in the production and sale of phosphate products in Canada at a facility in Port Maitland (Ontario);

WHEREAS, Rhodia Mexico is engaged in the production and sale of phosphate products in Mexico at a facility in Guanajuato (Mexico);

WHEREAS, Rhodia TGI S.A. de C.V. and Rhodia Mexicana, S.A. de C.V. (the “Transferred Subsidiaries”) are engaged through their direct subsidiaries Rhodia Fosfatados de Mexico, S.A. de C.V. and Rhodia Servicios de Mexico, S.A. de C.V. (the “Operating Subsidiaries” and, together with the Transferred Subsidiaries, the “Mexican Subsidiaries”, and each of the Transferred Subsidiaries and the Operating Subsidiaries being also referred to individually as a “Mexican Subsidiary”) in the production and sale of phosphate products in Mexico at a facility in Coatzacoalcos (Veracruz);

WHEREAS, the Asset Sellers own all the assets of the U.S. Business and the Canadian Business and the Mission Hill Business;

WHEREAS, the Share Sellers own directly or indirectly all the issued and outstanding shares of the Mexican Subsidiaries and the Mexican Subsidiaries own the Coatza Business;

WHEREAS, the U.S. Business, the Canadian Business, the Coatza Business and the Mission Hill Business collectively comprise the Business, as defined below; and

WHEREAS, subject to the terms and conditions hereof, the Asset Sellers and the Share Sellers (collectively, the “Sellers”, and each individually, a “Seller”) desire to sell, in the case of the Asset Sellers, the Transferred Assets with respect to the U.S. Business, the Canadian Business and the Mission Hill Business and, in the case of the Share Sellers, the Transferred Subsidiary Shares with respect to the Coatza Business to the Purchaser, and the Purchaser desires to purchase such shares and assets from the Sellers;

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth and intending to be legally bound hereby, the Purchaser, the Sellers and Parent hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Defined Terms. As used in this Agreement (as defined below), the following terms shall have the following meanings:

“Action” means any claim, action, suit, union grievance, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Agreement” or “this Agreement” means this Agreement of Purchase and Sale, dated as of May     , 2004 among the Sellers, the Purchaser and Parent (including the Exhibits hereto and the Disclosure Schedule) and all amendments hereto made in accordance with the provisions of Section 11.09.

“Ancillary Agreements” means the Bill of Sale, the Assignment of Leases, the Assignment of Transferred Intellectual Property, the Assumption Agreement, the Deeds, the Pharma Agreement (Pharma – Calcium Phosphates), the Services Agreement (Silica – Chicago Heights), the Sublease Agreement (Mexico City), the Supply Agreement (Acid – Coatza), the Supply Agreement (PPD – Nashville), the Supply Agreement (Sulphuric Acid), the Sales Representative (OMC) Agreement and the Transition Services Agreement (Cranbury).

“Asian Phosphate Business” means the production and sale of phosphates, phosphate salts and blends from the two plants located at the Port Klang site located in Malaysia and the Ambarnath site and the Roha site located each in India.

“Asset Seller IP Agreements” means (a) licenses of Intellectual Property by an Asset Seller to any third party, (b) licenses of Intellectual Property by any third party to an Asset Seller, (c) agreements between an Asset Seller and any third party relating to the development or use of Intellectual Property, the development or transmission of data, or the use, modification, framing, linking, advertisement, or other practices with respect to Internet web sites, and (d) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of the Transferred Intellectual Property, in each case used or held for use in the Business.

“Assignment of Lease” means the Assignment of Lease to be executed by each applicable Asset Seller at the Closing with respect to each parcel of Leased Real Property listed on Section 2.02(a)(i) of the Disclosure Schedule, in form and substance reasonably acceptable to the parties hereto.

“Assignment of Transferred Intellectual Property” means the Assignment of Transferred Intellectual Property to be executed by each applicable Asset Seller at the Closing, in form and substance reasonably acceptable to the parties hereto.

“Assumption Agreement” means the Assumption Agreement to be executed by the Purchaser and each Asset Seller at the Closing, in form and substance reasonably acceptable to the parties hereto.

“Belinda Perimeter” means the Rhodia Phosphates Business (excluding the phosphates business of Rhodia Canada located at its Buckingham, Ontario facility) together with the business of producing anhydrous P2O5 conducted at the Nashville Site.

“Bill of Sale” means the Bill of Sale and Assignment to be executed by each Asset Seller, in form and substance reasonably acceptable to the parties hereto.

“Business” means the U.S. Business, Canadian Business, the Coatza Business and Mission Hill Business, collectively.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.

“Business Intellectual Property” means the Owned Intellectual Property and the Transferred Intellectual Property.

“Canadian Business” means the phosphate products business conducted by Rhodia Canada and its Affiliates at the Canadian Site.

“Canadian DB Transferred Employee” means each Business Employee listed in Section 1.01(a) of the Disclosure Schedule who becomes a Transferred Employee.

“Canadian DC Transferred Employee” means each Business Employee listed in Section 1.01(b) of the Disclosure Schedule who becomes a Transferred Employee.

“Canadian Non-unionized Employees” means the Business Employees employed in Canada whose terms and conditions of employment are not governed by a collective bargaining agreement.

“Canadian Site” means the Real Property owned or leased by Rhodia Canada in Port Maitland (Ontario) and listed in Section 3.15(a)(i) and 3.15(b)(i) of the Disclosure Schedule, respectively.

“Canadian Unionized Employees” means the Business Employees employed in Canada whose terms and conditions of employment are governed by a collective bargaining agreement.

“Cash” means all cash and cash equivalent items, including but not limited to such items held by or for the account of a Person, including, without limitation, demand accounts, certificates of deposit, time deposits, marketable securities and negotiable instruments.

“Chicago Heights Excluded Products” means silica and silica related products, as set forth more specifically in Section 1.01(c) of the Disclosure Schedule.

“Chicago Heights Site” means the Real Property owned or leased by Rhodia U.S. in Chicago Heights (Illinois) and listed in Section 3.15(a)(i) and 3.15(b)(i) of the Disclosure Schedule, respectively.

“Chicago Heights U.S. Business” means the phosphate products business conducted by Rhodia U.S. and its Affiliates at the Chicago Heights Site (other than the business conducted by Rhodia U.S. related to the Chicago Heights Excluded Products including the Intellectual Property related to the Chicago Heights Excluded Products).

“Coatza Business” means the phosphate products business conducted by Rhodia Fosfatados de Mexico, S.A. de C.V., and its Affiliates at the Coatza Site.

“Coatza Site” means the Real Property owned or leased by Rhodia Fosfatados de Mexico, S.A. de C.V. in Coatzacoalcos (Veracruz) and listed in each case in Section 3.15(a)(ii) and Section 3.15(b)(ii) of the Disclosure Schedule, respectively.

“Confidentiality Agreement” means the letter agreement dated as of December 16, 2003 between Bain Capital NY LLC and Rhodia.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Current Assets” means, as of any date of determination, the current assets of the Belinda Perimeter as of such date (excluding Cash, deferred Tax assets, Tax refunds and receivables and, without duplication, any Retained Assets), determined in accordance with the Rhodia Group Accounting Principles.

“Current Liabilities” means, as of any date of determination, the current liabilities of the Belinda Perimeter as of such date (excluding the current portion of long-term debt, deferred Tax liabilities and, without duplication, all Retained Liabilities), determined in accordance with the Rhodia Group Accounting Principles.

“Deed” means, with respect to each parcel of Transferred Real Property set forth on Section 3.15(a)(i) of the Disclosure Schedule, the instrument of conveyance customary to the applicable jurisdiction to be executed by each applicable Asset Seller at the Closing in order to convey to the Purchaser fee simple title in such parcel of Transferred Real Property, free and clear of all liens and encumbrances, other than Permitted Encumbrances, in form and substance reasonably acceptable to the parties hereto.

“Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date hereof, and forming a part of this Agreement, as amended in accordance with this Agreement.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge or encumbrance.

“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, written demands, demand letters, written claims, notices of non-compliance or violation, proceedings, consent orders or consent agreements pursuant to any Environmental Law.

“Environmental Law” means any Law including any judicial or administrative order, consent decree or judgment, relating to the pollution or protection of the environment, or the exposure of persons (including workers), property or natural resources to Hazardous Materials.

“Environmental Permits” means all permits, approvals, licenses and other authorizations required or issued under any applicable Environmental Law.

“European Phosphate Business” means the production and sale of phosphates, phosphate salts and blends from (i) the Widnes site and the Oldbury site located at Cheshire and Birmingham, England, respectively, (ii) the Rieme site in Belgium and (iii) the Huelva site in Spain.

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

“Geismar Site” means the Real Property owned or leased by Rhodia U.S. in Geismar (Louisiana) and listed in Section 3.15(a)(i) and 3.15(b)(i) of the Disclosure Schedule, respectively.

“Geismar U.S. Business” means the phosphate products business conducted by Rhodia U.S. and its Affiliates at the Geismar Site.

“Governmental Authority” means any governmental, federal, state, local or foreign regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, settlement agreement or award entered by or with any Governmental Authority.

“Hazardous Materials” means (a) petroleum and petroleum products, radioactive materials, friable asbestos, polychlorinated biphenyls, noise, odor and radon gas, or (b) any toxic substances, hazardous substances, hazardous wastes, hazardous materials, contaminants, pollutants or solid wastes.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended and the rules and regulations promulgated thereunder.

“Income Taxes” means any and all Taxes based upon or measured by overall net or gross income (and franchise Taxes imposed in lieu thereof).

“Indebtedness” means, with respect to any Person, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property, (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) any capital lease obligation of such Person, and (e) all indebtedness of others referred to in clauses (a) through (d) above that such Person has guaranteed or otherwise through an agreement assumed the liability to assure a creditor against non-payment.

“Intellectual Property” means all (a) U.S., international, and non-U.S. patents, patents applications and statutory invention registration, (b) copyrights, including computer software, and registrations and applications for registration thereof, (c) trademarks, service marks, trade dress and other identifiers of source, and registration and applications for registration thereof and all goodwill associated therewith, and (d) trade secrets, know-how, manufacturing processes and techniques, formulae, research and development information and technology as well as any other proprietary rights in any form whatsoever.

“Inventories” means all inventory, merchandise, finished goods, raw materials, works-in-process, spare parts and packaging primarily related to, or held for use in, the Business, maintained, held or stored by or for the Asset Sellers or the Mexican Subsidiaries.

“IRS” means the Internal Revenue Service of the U.S.

“knowledge of the Sellers” means the actual knowledge of Randy Gress, Mark Thurston, Mark Feuerbach, Roberto Flores, Tim Treinen, Richard V. Kennedy, Jr., Anthony Saviano and, in the case of Section 3.17 of this Agreement, Wilma Harris as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate) after reasonable investigation.

“Law” means any United States federal, state, local or non-United States statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law including common law.

“Lease Agreement” means the lease agreement dated June 28, 2001 between Rhodia Inc. and Rhodia Electronics and Catalysis, Inc., collectively as Lessees and individually as Lessee, and Wilmington Trust Company, as Lessor.

“Liabilities” means any and all Indebtedness, liabilities and obligations, whether accrued or fixed, determined or determinable.

“LIBOR” means an interest rate per annum equal to the rate per annum reported for overnight obligations as of the date of Closing (as reported by Reuters) as the London Interbank Offered Rate for U.S. Dollar deposits for overnight obligations.

“Material Adverse Effect” means any circumstance, change in or effect on the Mexican Subsidiaries or Transferred Assets that is materially adverse to the business, assets, liabilities, financial condition or results of operations of the Business, taken as a whole;

provided, however, that “Material Adverse Effect” shall not include any circumstance, change in or effect on the Mexican Subsidiaries or Transferred Assets attributable to (i) changes in the conditions generally affecting the industries in which the Business operates, (ii) changes in general economic conditions, (iii) the announcement of this Agreement, the consummation of the transactions contemplated by this Agreement or any action taken or omitted to be taken pursuant to the terms of this Agreement or (iv) legal or other regulatory changes after the date of this Agreement.

“Mexican Net Debt” means, as of any date of determination, the Indebtedness owed as of such date by the Mexican Subsidiaries (including out of pocket expenses incurred by the Mexican Subsidiaries primarily as a result of the transactions contemplated by this Agreement and which are not reimbursed by Rhodia or its Affiliates on or prior to the Closing Date) (both to Rhodia and its Affiliates (other than the Mexican Subsidiaries) and to non-Affiliates of Rhodia) net of all Indebtedness owed as of such date by Rhodia and its Affiliates (other than the Mexican Subsidiaries) and non-Affiliates of Rhodia to the Mexican Subsidiaries less Cash of the Mexican Subsidiaries as of such date.

“Mexican Sites” means the Mission Hill Site and the Coatza Site, collectively.

“Mexican Subsidiary IP Agreements” means (a) licenses of Intellectual Property by the Mexican Subsidiaries to any third party, (b) licenses of Intellectual Property by any third party to the Mexican Subsidiaries, (c) agreements between the Mexican Subsidiaries and any third party relating to the development or use of Intellectual Property, the development or transmission of data, or the use, modification, framing, linking, advertisement, or other practices with respect to Internet web sites, and (d) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of the Owned Intellectual Property.

“Mission Hill Business” means the phosphate products business conducted by Rhodia Mexico at the Mission Hill Site.

“Mission Hill Site” means the Real Property leased by Rhodia Mexico (successor to Rhône-Poulenc de México, S.A. de C.V.) in Mission Hill (Guanajuato) and listed in Section 3.15(b)(i) of the Disclosure Schedule.

“Nashville Site” means the Real Property owned or leased by Rhodia U.S. in Nashville (Tennessee) and listed in Section 3.15(a)(i) and 3.15(b)(i) of the Disclosure Schedule, respectively.

“Nashville U.S. Business” means the phosphate products business conducted by Rhodia U.S. and its Affiliates at the Nashville Site (including the production of anhydrous P2O5 and the related Supply Agreement (PPD-Nashville)).

“Net Working Capital” means, as of any date of determination, Current Assets less Current Liabilities as of such date.

“Owned Intellectual Property” means all of the Intellectual Property owned by the Mexican Subsidiaries, including the Intellectual Property identified in Section 3.14(a) of the Disclosure Schedule.

“Party” means each of the Sellers or the Purchaser, as the case may be, and “Parties” means the Sellers and the Purchaser, collectively.

“Payables” means any and all accounts payable arising from the conduct of the Business, whether or not in the ordinary course.

“Permitted Encumbrances” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced or that are being contested in good faith in proper proceedings: (a) liens for Taxes (i) not yet due and payable or (ii) being contested in good faith in proper proceedings and adequately provided for in the Audited Financial Statements; (b) Encumbrances imposed by Law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business for which amounts are not past due and payable for more than 90 days; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) survey exceptions, utility easements, reciprocal easement agreements and other encumbrances on title to real property that (i) were not incurred in connection with any Indebtedness and (ii) do not materially adversely affect the value or the use of such property for its present purposes and (e) Encumbrances arising from the dispute described in item 1 on Section 3.11 of the Disclosure Schedule.

“Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity.

“Pharma Agreement (Pharma – Calcium Phosphates)” means the exclusive representative agreement by which Rhodia Inc. will be the exclusive representative of the Purchaser for calcium phosphates to pharmaceutical markets to be executed by the Purchaser and Rhodia Inc., substantially in the form of Exhibit 1.01(a).

“Products” means the products listed on Section 1.01(e) of the Disclosure Schedule.

“Purchase Price Bank Account” means a bank account in the United States to be designated by a Seller in a written notice to the Purchaser at least five Business Days before Closing.

“Real Property” means the Owned Real Property and the Leased Real Property, collectively.

“Receivables” means any and all accounts receivable, notes and other amounts receivable, arising from the conduct of the Business, whether or not in the ordinary course.

“Reference Balance Sheet Date” means December 31, 2003.

“Reference Net Working Capital” means $107,000,000.

“Retained Intellectual Property” means any Intellectual Property owned, controlled by or licensed to an Asset Seller not expressly identified as Transferred Intellectual Property.

“Retained Real Property” means any real property of the Asset Sellers not expressly identified as Transferred Real Property.

“Rhodia” shall mean Rhodia S.A., a French corporation which is the indirect parent of the Sellers.

“Rhodia Canada’s DB Pension Plan” means the defined benefit pension plan in which certain of the Business Employees employed in Canada participate.

“Rhodia Canada’s DC Pension Plan” means the defined contribution pension plan in which certain of the Business Employees employed in Canada participate.

“Rhodia Group Accounting Principles” means GAAP, implementing the accounting principles attached hereto as Section 1.01(f) of the Disclosure Schedule, which accounting principles are in any event in accordance with GAAP.

“Sales Representative (OMC) Agreement” means the sales representative (OMC) agreement whereby the appropriate Affiliate of the Sellers will be the exclusive sales representative of the Purchaser and its Affiliates, with respect to the Business, for the sale of the products and in the countries set forth in Exhibit 1.01(b)(i), to be executed by the Purchaser and any Seller or the appropriate Affiliate thereof, substantially in the form of Exhibit 1.01(b)(ii).

“Services Agreement (Silica – Chicago Heights)” means the separation services agreement relating to the Chicago Heights U.S. Business and the Chicago Heights Excluded Products to be executed by the Purchaser and Rhodia Inc., substantially in the form of Exhibit 1.01(i).

“Sublease Agreement (Mexico City)” means the sublease agreement relating to the sublease of Mexico City office space to be executed by Rhodia Servicios de Mexico, S.A. de C.V. and Rhodia or an Affiliate, substantially in the form of Exhibit 1.01(j).

“Supply Agreement (Acid – Coatza)” means the supply agreement relating to the supply of acid from the Coatza Site by the relevant Mexican Subsidiaries (or the Purchaser in its capacity as successor in interest to the Coatza Business) to Rhodia Consumer Specialties Limited (or the successor or successors in interest to all or a portion of the European Phosphate Business) to be entered on or prior to the Closing by the relevant Mexican Subsidiaries (or the Purchaser in its capacity as successor in interest to the Coatza Business) and to Rhodia Consumer Specialties Limited (or the successor or successors in interest to all or a portion of the European Phosphate Business), substantially in the form of Exhibit 1.01(d).

“Supply Agreement (PPD – Nashville)” means the supply agreement relating to the supply of anhydrous P2O5 from the Nashville Site by the Purchaser to Rhodia Inc. to be executed by the Purchaser and Rhodia Inc., substantially in the form of Exhibit 1.01(e).

“Supply Agreement (Sulphuric Acid)” means the supply agreement relating to the supply of sulphuric acid by Rhodia Inc. to the Purchaser for resupply by the Purchaser to PCS Sales (USA), Inc. and PCS Nitrogen Fertilizer, L.P., as appropriate, at the Geismar Site to be executed by the Purchaser and Rhodia Eco Services, substantially in the form of Exhibit 1.01(f).

“Tax” or “Taxes” means all (i) United States federal, state or local or non-United States taxes, assessments, charges, duties, levies or other similar governmental charges of any nature, including all income, gross receipts, employment, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, fees, levies or other similar governmental charges of any kind whatsoever, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest; (ii) any liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto; and (iii) any liability for the payment of any amount of a type described in clause (i) or clause (ii) as a result of any obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

“Tax Return” means any return, information report, notice, declaration and accounts statements or any other filing with respect to Taxes, including any schedules attached thereto and including any amendment thereof.

“Transferred Intellectual Property” means the (a) U.S., international, and non-U.S. patents, patents applications and statutory invention registrations, set forth on Section 2.02(a)(iv)(A) of the Disclosure Schedule and (b) trademarks, service marks, logos, trade names, domain names, corporate names, trade dress and other identifiers of source, and registration and applications for registration thereof and all goodwill associated therewith, set forth on Section 2.02(a)(iv)(A) of the Disclosure Schedule, and (c) copyrights, trade secrets, know-how manufacturing processes and techniques, formulae, research and development information and technology owned by the Asset Sellers and which relate to the U.S. Business, the Canadian Business and the Mission Hill Business.

“Transferred Inventories” means all Inventories owned by the Asset Sellers.

“Transferred Real Property” means any real property identified in the first sentence of Sections 3.15(a)(i) and 3.15(b)(i), together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, and the related Disclosure Schedules.

“Transferred Subsidiary Shares” means all the issued and outstanding shares of the Transferred Subsidiaries owned by the Share Sellers.

“Transition Services Agreement (Cranbury)” means the transition services agreement relating to certain transition services to be provided by the Seller to the Purchaser and the Purchaser to the Seller, to be executed by the Purchaser and Rhodia Inc., substantially in the form of Exhibit 1.01(g).

“Union Pension Plan” means the Rhodia Canada Inc. Pension Plan for the Employees of Rhodia Canada Inc. (Port Maitland).

“U.S.” means the United States of America.

“U.S. Business” means the Geismar U.S. Business, the Waterway U.S. Business, the Chicago Heights U.S. Business and the Nashville U.S. Business, collectively.

“U.S. Code” means the United States Internal Revenue Code of 1986, as amended.

“U.S. Equivalent” means, with respect to any amount denominated in a currency other than U.S. Dollars, the number of U.S. Dollars equivalent to such amount using the mid-point of the ask and bid prices released and published by the Wall Street Journal on the Business Day immediately preceding the date prior to the payment of such amount in accordance with this Agreement.

“U.S. Pension Plan” means the Rhodia U.S. Hourly Pension Plan, the Rhodia U.S. Pension Equity Plan, the Rhodia U.S. Savings Restoration Plan, the Rhodia U.S. Pension Restoration Plan and the 401(k) Plans.

“Waterway Site” means the Real Property owned or leased by Rhodia Inc. in Waterway (Illinois) and listed in Section 3.15(a)(i) and 3.15(b)(i) of the Disclosure Schedule.

“Waterway U.S. Business” means the phosphate products business conducted by Rhodia U.S. at the Waterway Site.

SECTION 1.02. Definitions. Each of the following terms is defined in the section set forth opposite such term:

Term	Location
“Allocation Statement”	2.05(b)
“Antitrust Approvals”	5.03(b)
“Arbitrator”	2.08(c)
“Arcadian Agreement”	2.02(b)(xv)
“Asset Purchase Price”	2.05(a)(ii)
“Asset Seller”	Preamble
“Asset Sellers”	Preamble
“Assumed Contracts”	2.02(a)(v)
“Assumed Liabilities”	2.03(a)
“Assumption Date”	6.04(a)(ii)
“Audited Financial Statements”	3.06

Term	Location
“Bain”	4.07
“Business Employees”	6.01(a)
“Canadian Business Purchase Price”	2.05(a)(ii)
“Closing”	2.09
“Closing Date”	2.09
“Closing Statement of Mexican Net Debt”	2.08(a)
“Closing Statement of Net Working Capital”	2.08(a)
“COBRA”	6.01(c)
“Commitment Letters”	4.07
“Covered Financial Statements”	5.03(g)
“Conveyance Taxes”	7.06
“Deductible Amount”	9.04
“Equity Commitment Letter”	4.07
“ERISA”	3.17(a)
“Estimated Mexican Net Debt”	2.06(b)
“Estimated Mexican Net Debt Statement”	2.06(b)
“Estimated Net Working Capital Adjustment Amount”	2.06(a)
“Estimated Net Working Capital Statement”	2.06(a)
“Existing Stock”	5.05(b)
“Financial Statements”	3.06
“Financing”	5.06
“Financing Agreements”	5.06
“Indemnified Party”	9.03(a)
“Indemnifying Party”	9.03(a)
“Initial Allocation”	2.05(a)
“Leased Real Property”	3.15(b)
“Loss”	9.02(a)
“Material Contracts”	3.13(a)
“Mexican Business Employees”	6.01(a)
“Mexican Subsidiaries”	Recitals
“Mexican Subsidiary”	Recitals
“Mission Hill Business Purchase Price”	2.05(a)(ii)
“Operating Subsidiaries”	Recitals
“Owned Real Property”	3.15(a)
“Parent”	Preamble
“Parent Obligations”	11.13(a)
“Plans”	3.17(a)
“Plan Account Balance”	6.04(b)(iii)
“Post-Closing Financial Statements”	5.03(i)
“Purchase Price”	2.04
“Purchaser”	Preamble
“Purchaser Indemnified Party”	9.02(a)
“Purchaser’s 401(k) Plan”	6.01(e)
“Purchaser’s Pension Plan”	6.04(b)(ii)
“Reference Balance Sheet”	3.06

Term	Location
“Restricted Period”	5.07(a)
“Retained Assets”	2.02(b)
“Retained Liabilities”	2.03(b)
“Rhodia Canada”	Preamble
“Rhodia Consumer Specialties”	Preamble
“Rhodia Mexico”	Preamble
“Rhodia U.S.”	Preamble
“Seller”	Recitals
“Seller Indemnified Party”	9.03(a)
“Seller Marks”	5.05(a)
“Sellers”	Recitals
“Sellers’ Accountants”	2.08(a)
“Share Purchase Price”	2.05(a)(i)
“Share Seller”	Preamble
“Share Sellers”	Preamble
“Subsequent Disclosed Items”	Article III
“Technology”	5.07(a)
“Territory”	5.07(a)
“Third Party Claims”	9.02(b)
“Transfer Date”	6.04(b)(iv)
“Transferred Assets”	2.02(a)
“Transferred Employees”	6.01(a)
“Transferred Employee Participants”	6.01(e)
“Transferred Subsidiaries”	Recitals
“U.S. Business Purchase Price”	2.05(a)(ii)
“WARN”	6.02
“401(k) Plans”	6.01(e)

ARTICLE II

PURCHASE AND SALE

SECTION 2.01. Purchase and Sale of the Transferred Subsidiary Shares. Upon the terms and subject to the conditions of this Agreement and the Ancillary Agreements, at the Closing, the Share Sellers shall sell to the Purchaser, and the Purchaser shall purchase from the Share Sellers, the Transferred Subsidiary Shares free and clear of all Encumbrances.

SECTION 2.02. Purchase and Sale of the Transferred Assets; Retained Assets. (a) Upon the terms and subject to the conditions of this Agreement and the Ancillary Agreements, at the Closing, the Asset Sellers shall sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Asset Sellers, all of the Asset Sellers’ right, title and interest in and to the rights, properties and assets, either tangible or intangible, which are used or held for use primarily in (except in the case of rights, property and assets described in (A) Sections 2.02(a)(v)(A), 2.02(a)(vii) and 2.02(a)(ix) of this Agreement, only such portion of rights, properties or assets used or held for use solely in and (B) Section 2.02(a)(iv) of this Agreement, such portion of rights, properties or assets used or held for use in) the U.S. Business, the Canadian Business or the Mission Hill Business, except for the Retained Assets (collectively, the “Transferred Assets”), to the extent transferable or assignable, including, without limitation, the following:

(i) the Transferred Real Property;

(ii) all tangible personal property used or held for use primarily in the U.S. Business, the Canadian Business and the Mission Hill Business (whether as owner, lessor, lessee or otherwise), including, without limitation, all machinery, vessels, reactors, gauges, material handling equipment, packaging equipment and other plant and laboratory equipment, furniture, office equipment, cars, trucks, and other vehicles;

(iii) the Transferred Inventories;

(iv) the Transferred Intellectual Property;

(v) all rights of the Asset Sellers under (A) all orders, contracts and commitments for the purchase or use of goods and services solely for the benefit of the U.S. Business, the Canadian Business and the Mission Hill Business, including, without limitation, any relating to the purchase or lease of machinery, equipment, tooling, raw materials, components, and supplies; (B) all awards, orders, contracts, commitments, and proposals for the development, manufacture or sale of products to the extent related to Products of the U.S. Business, the Canadian Business or the Mission Hill Business; (C) all distribution and sales agency agreements, teaming, and similar business alliance agreements to the extent related to Products of the U.S. Business, the Canadian Business or the Mission Hill Business; (D) all Asset Seller IP Agreements relating primarily to the U.S. Business, the Canadian Business and/or the Mission Hill Business and (E) all other types of contracts primarily related to the Business (collectively, the “Assumed Contracts”);

(vi) all claims and other rights of the Asset Sellers arising from the performance or breach by third parties of their obligations under the Assumed Contracts;

(vii) subject to the receipt of any consent of any Governmental Authority, all permits, approvals, qualifications, licenses, agreements, authorizations and similar rights of any Governmental Authority held or used by the Asset Sellers solely for the U.S. Business, the Canadian Business or the Mission Hill Business, and all applications therefor;

(viii) all causes of actions, judgments, claims, reimbursements and demands, of whatever nature, in favor of the Asset Sellers and related primarily to the Transferred Assets or the Assumed Liabilities; and

(ix) all sales and promotional literature, customer lists and other sales-related materials related solely to the U.S. Business, the Canadian Business and the Mission Hill

Business owned by the Asset Sellers and copies of all such materials and information relating primarily thereto.

(b) Notwithstanding the provisions of Section 2.02(a), all of the Asset Sellers’ rights, titles and interests in the following properties, assets and rights associated with the U.S. Business, the Canadian Business and the Mission Hill Business shall be excluded from the Transferred Assets (collectively, the “Retained Assets”):

(i) all Cash held by or for the account of the Asset Sellers, whether or not arising from the conduct of the U.S. Business, the Canadian Business or the Mission Hill Business;

(ii) all losses, loss carry forwards and rights to receive refunds, rebates, offsets, credits or credit carry forwards with respect to Taxes of the Asset Sellers or their Affiliates (other than the Mexican Subsidiaries whose rights with respect to such matters are governed exclusively by the provisions of Section 7.03 hereof);

(iii) the Retained Intellectual Property;

(iv) the Retained Real Property;

(v) any records which, by Law, any Asset Seller is required to retain in its possession, and all records relating primarily to the Chicago Heights Excluded Products;

(vi) any insurance policies maintained by the Asset Sellers or their Affiliates and any claims under such policies;

(vii) any equity interest held by the Asset Sellers;

(viii) all Receivables of the Asset Sellers and all amounts owing to the Asset Sellers in respect of the shipments made by the Business prior to Closing;

(ix) all causes of action, judgments, claims, reimbursements and demands, of whatever nature, in favor of the Asset Sellers and related to the Retained Assets or the Retained Liabilities;

(x) all assets relating to any Plan, except as specifically provided in Article VI of this Agreement;

(xi) all other rights, properties and assets of the Asset Sellers not used primarily in relation to the U.S. Business, the Canadian Business or the Mission Hill Business;

(xii) all rights of the Asset Sellers under this Agreement and the Ancillary Agreements;

(xiii) all Tax Returns (and related workpapers, files and other information) of the Asset Sellers;

(xiv) all rights, properties and assets of the Asset Sellers to the extent primarily related to the operations of the Asset Sellers at Cranbury, New Jersey and Mexico City, Mexico;

(xv) all rights of the Sellers under any stock purchase agreement, merger agreement or other agreement related to the acquisition or disposition of a business or a line of business (other than indemnification rights in any acquisition agreement which shall be Transferred Assets to the extent the acquired assets or business (the subject of such acquisition agreement) are Transferred Assets (except for the indemnification rights of the Sellers in the Agreement to Buy and Sell between Arcadian Corporation and Rhone-Poulenc Basic Chemicals Co., dated as of December 1, 1989 and the Act of Sale and other agreements related thereto (the “Arcadian Agreement”))); and

(xvi) the assets referred to in Section 2.02(b)(xvi) of the Disclosure Schedule.

SECTION 2.03. Assumption of Liabilities; Retained Liabilities. (a) Upon the terms and subject to the conditions of this Agreement and the Ancillary Agreements, at the Closing, the Purchaser shall assume and shall be solely and exclusively responsible for paying, performing and discharging when due all Liabilities of the Asset Sellers primarily resulting from or relating to the U.S. Business, the Canadian Business or the Mission Hill Business, whether arising before or after the Closing, except for any Retained Liabilities (collectively, the “Assumed Liabilities”). Without limiting the generality of the foregoing, the Assumed Liabilities shall include:

(i) all Liabilities primarily relating to the U.S. Business, the Canadian Business or the Mission Hill Business, relating to or arising out of claims that have not been made, resolved or settled prior to the Closing including relating to either express warranties extended by the Asset Sellers prior to the Closing or warranties or obligations implied or provided by Law;

(ii) all Liabilities with respect to claims of whatever nature seeking compensation or recovery for personal injury or property damage including resulting from defects or alleged defects in products sold by the U.S. Business, the Canadian Business or the Mission Hill Business either before, on or after the Closing;

(iii) all Liabilities primarily incurred in the conduct of the U.S. Business, the Canadian Business or the Mission Hill Business under any Environmental Law;

(iv) except to the extent specifically retained by the Sellers under Article VI of this Agreement or in Section 2.03(b)(vi), all Liabilities with respect to the Transferred Employees arising out of or relating to their employment with the Asset Sellers or the termination thereof, including, without limitation, wages or other compensation, vacation, medical, other health benefit and workers compensation claims;

(v) all Liabilities of the Purchaser with respect to the U.S. Business, the Canadian Business or the Mission Hill Business pursuant to this Agreement and the Ancillary Agreements;

(vi) all Liabilities with respect to claims by other Persons of infringement or other misappropriation of the Intellectual Property rights of such other Persons by the Asset Sellers primarily relating to the conduct of the U.S. Business, the Canadian Business or the Mission Hill Business prior to the Closing; and

(vii) all Liabilities relating to or arising out of litigation, proceedings, actions, claims or investigations at Law or in equity pending against the Asset Sellers primarily related to the U.S. Business, the Canadian Business or the Mission Hill Business.

(b) Notwithstanding the provisions of Section 2.03(a), the Asset Sellers shall retain, and shall assume and be solely and exclusively responsible for paying, performing and discharging when due, the following Liabilities of the Asset Sellers (the “Retained Liabilities”) whether arising before or after the Closing (unless otherwise expressly provided below):

(i) all notes and accounts payable (including Payables) or Indebtedness of the Asset Sellers to the extent relating to the conduct of the U.S. Business, the Canadian Business or the Mission Hill Business held by the Asset Sellers on the Closing Date;

(ii) all Taxes owed by the Asset Sellers relating to any taxable period (or any portion of any taxable period) ending on or prior to the Closing Date;

(iii) all Liabilities including any arising under Environmental Law to the extent solely relating to or arising out of the Retained Assets and the business conducted in connection therewith;

(iv) all Liabilities arising from or relating to the employment or termination of employment of any Business Employee of the Asset Sellers (other than the Transferred Employees) or former employee of the Asset Sellers;

(v) the obligations of the Asset Sellers under this Agreement and the Ancillary Agreements (including expenses incurred by the Asset Sellers solely as a result of the transactions contemplated by this Agreement);

(vi) except as otherwise provided in Article VI of this Agreement, the Liabilities arising under or relating to (A) the U.S. Pension Plans, the Rhodia U.S. Deferred Compensation Plan or any equity-based Plan provided by any Asset Seller or, to the extent provided on or prior to the Closing Date, any Mexican Subsidiary, (B) Title IV of ERISA, whether arising in connection with the U.S. Pension Plans, any other Plan or otherwise and (C) all claims for benefits incurred prior to the Closing Date by a Business Employee of the Asset Sellers or former employee of the Asset Sellers or any eligible dependent or beneficiary thereof under any of the Asset Sellers’ welfare benefit plans;

(vii) the Liabilities explicitly retained by the Sellers under Article VI of this Agreement;

(viii) the Liabilities relating to the restructuring identified in the Audited Financial Statements for fiscal year ended December 31, 2003;

(ix) all criminal Liabilities arising from or relating to the matters described in item 1 to Section 3.12(c) of the Disclosure Schedule;

(x) the Liabilities referred to in Section 2.03(b)(x) of the Disclosure Schedule; and

(xi) all Liabilities to the extent arising out of or resulting from the transfer of assets and common stock contemplated by Section 5.11 of this Agreement.

SECTION 2.04. Purchase Price. The purchase price for the Transferred Subsidiary Shares and the Transferred Assets shall be $US 537,000,000 (the “Purchase Price”) as adjusted in accordance with the terms of this Agreement.

SECTION 2.05. Allocation of Purchase Price. (a) The Purchase Price shall be allocated as follows (the “Initial Allocation”):

(i) the purchase price for all of the Transferred Subsidiary Shares shall be equal to $188,000,000, such amount, as adjusted pursuant to Sections 2.05(d), 2.06 and 2.08 in a manner consistent with the Initial Allocation (the “Share Purchase Price”). At least five Business Days prior to the Closing Date, the Parties shall mutually agree in writing on the allocation of the Share Purchase Price among the Transferred Subsidiary Shares; and

(ii) the aggregate purchase price for all of the Transferred Assets shall be equal to $349,000,000, such amount, as adjusted pursuant to Sections 2.05(d), 2.06 and 2.08 in a manner consistent with the Initial Allocation (the “Asset Purchase Price”). The Asset Purchase Price shall be allocated as follows: $292,000,000 to the U.S. Business (the “U.S. Business Purchase Price”), $36,000,000 to the Canadian Business (the “Canadian Business Purchase Price”) and $21,000,000 to the Mission Hill Business (the “Mission Hill Business Purchase Price”).

(b) Within 60 days after the Closing Date, the Purchaser shall deliver to the Sellers a statement (the “Allocation Statement”) allocating the U.S. Business Purchase Price (plus the Assumed Liabilities that are attributable to the U.S. Business) among the assets of the U.S. Business, the Canadian Business Purchase Price (plus the Assumed Liabilities that are attributable to the Canadian Business) among the assets of the Canadian Business and the Mission Hill Business Purchase Price (plus the Assumed Liabilities that are attributable to the Mission Hill Business) among the assets of the Mission Hill Business; provided, however, that such allocations shall be consistent with, the Initial Allocation, Section 1060 of the U.S. Code and any comparable provisions of Canadian and Mexican Income Tax Law, as applicable. If no changes are proposed in writing to the Purchaser within 45 days after delivery of the Allocation Statement, the Sellers shall be deemed to have agreed to the Allocation Statement. If within 45 days after delivery of the Allocation Statement, the Sellers notify the Purchaser in writing that the Sellers object to an allocation set forth in the Allocation Statement, the Purchaser and the Sellers shall use commercially reasonable efforts to resolve such dispute within 30 days; provided, however, that, if the Purchaser and the Sellers are unable to resolve their dispute within such 30-day period, the Purchaser and the Sellers shall jointly retain the Arbitrator (as defined below) (in accordance with the procedures described in Section 2.08(c) below) to resolve the disputed items. Upon resolution of the disputed items, the allocations reflected on the Allocation Statement shall be adjusted to reflect such resolution. The costs, fees and expenses of the independent accounting firm shall be borne equally by the Purchaser, on the one hand, and the Sellers, on the other hand.

(c) For all Tax purposes, each of the Sellers and the Purchaser shall, and shall cause their respective Affiliates to, report the transactions contemplated in this Agreement and the Ancillary Agreements in a manner consistent with the allocations made by the parties in this Section 2.05 and any revisions thereto (as described below), and none of the Sellers nor the Purchaser shall, and the Sellers and the Purchaser shall cause their respective Affiliates not to, take any position inconsistent therewith in any Tax Return, in any refund claim or in any litigation with any Tax authority or otherwise, except as required pursuant to a “determination” within the meaning of Section 1313(a) of the U.S. Code (or a comparable provision of any other applicable Tax Law). Any adjustments to the Asset Purchase Price or the Assumed Liabilities shall be reflected on the Allocation Statement in accordance with Section 1060 of the U.S. Code and any comparable provisions of Canadian and Mexican Income Tax Law, as applicable. Each of the Asset Sellers and the Purchaser agrees to (i) cooperate with the other Parties and their respective Affiliates in preparing U.S. Internal Revenue Service Form 8594 (or any successor form) and any comparable forms required to be filed under Canadian and Mexican Income Tax Law, (ii) prepare such forms in accordance with the Allocation Statement and (iii) furnish the other Parties a copy of each form, prepared in draft form, at least 30 days prior to the filing due date for such form.

(d) Within 30 days after the determination of any adjustment to the Purchase Price pursuant to Section 2.08, such adjustment shall be paid to the Sellers or the Purchaser, as the case may be, and the parties agree, for all Tax purposes, to allocate such adjustment among the Transferred Subsidiary Shares or the Transferred Assets, as the case may be, based upon the item or items to which such adjustment relates; provided, however, that, in the case of an adjustment allocated to the Transferred Assets, any further adjustment among the Transferred Assets shall be completed in accordance with Section 1060 of the U.S. Code and any comparable provisions of Canadian and Mexican Income Tax Law, as applicable.

SECTION 2.06. Closing Adjustments. (a) The Sellers shall deliver to the Purchaser at least five Business Days prior to the Closing a written statement (the “Estimated Net Working Capital Statement”), setting forth a good faith estimate (which shall be consented to by the Purchaser, such consent not to be unreasonably withheld) of (i) the amount of the Net Working Capital as of the Closing Date immediately prior to the Closing and (ii) the amount equal to such estimated amount less the amount of the Reference Net Working Capital (the “Estimated Net Working Capital Adjustment Amount”). If the Estimated Net Working Capital Adjustment Amount is a positive number, the Purchase Price shall be increased dollar for dollar by the Estimated Net Working Capital Adjustment Amount, and if the Estimated Net Working Capital Adjustment Amount is a negative number, the Purchase Price shall be decreased dollar for dollar by the absolute value of the Estimated Net Working Capital Adjustment Amount.

(b) The Share Sellers shall deliver to the Purchaser at least five Business Days prior to the Closing a written statement setting forth a good faith estimate (which shall be consented to by the Purchaser, such consent not to be unreasonably withheld) of the Mexican Net Debt (the “Estimated Mexican Net Debt”) as of the Closing Date immediately prior to the Closing (the “Estimated Mexican Net Debt Statement”). If the Estimated Mexican Net Debt is a positive number, the Share Purchase Price shall be decreased dollar for dollar by such number, and if the Estimated Mexican Net Debt is a negative number, the Share Purchase Price shall be increased dollar for dollar by such number.

SECTION 2.07. Payments on Closing. (a) The Purchase Price (as adjusted by the Estimated Net Working Capital Adjustment Amount and the Estimated Mexican Net Debt) shall be paid by the Purchaser on the Closing Date by wire transfer of same day funds to an account or accounts and in such amounts as designated by the Sellers. The Purchaser shall cause the appropriate Mexican Subsidiaries to pay on the Closing Date the Estimated Mexican Net Debt by wire transfer of same day funds to an account or accounts of the applicable financial institutions and in such amounts as designated by Rhodia.

(b) For purposes of calculating all payments on Closing (including, without limitation, the Purchase Price, the Estimated Net Working Capital Adjustment Amount and the Estimated Mexican Net Debt) and all adjustments thereto in accordance with this Agreement (including in accordance with Section 2.08 of this Agreement), all amounts included in calculating such amounts denominated in a foreign currency shall be converted to their U.S. Equivalent.

SECTION 2.08. Post-Closing Purchase Price Adjustment. (a) As promptly as practicable, but in any event within 90 calendar days following the Closing Date, the Sellers shall deliver to the Purchaser a written statement indicating the amount of (i) the Mexican Net Debt as of the Closing Date immediately prior to the Closing (the “Closing Statement of Mexican Net Debt”) and (ii) Net Working Capital as of the Closing Date immediately prior to the Closing, (the “Closing Statement of Net Working Capital”), in each case, valued in accordance with the Rhodia Group Accounting Principles. The Purchaser shall cause its and its Affiliates’ respective officers and employees to assist and cooperate with the Sellers and PricewaterhouseCoopers LLP (in the capacity of Sellers’ accountants, the “Sellers’ Accountants”) in connection with the preparation of the Closing Statement of Mexican Net Debt and the Closing Statement of Net Working Capital.

(b) If the Purchaser disagrees with either the determination of the Closing Statement of Mexican Net Debt or the Closing Statement of Net Working Capital, the Purchaser shall notify the Sellers in writing of such disagreement within the 60-day period immediately following the delivery of the Closing Statement of Mexican Net Debt or the Closing Statement of Net Working Capital, as the case may be, which notice shall describe the nature of any such disagreement; provided, however, that the Purchaser shall only be entitled to disagree with any valuation made by the Sellers for the reason that the amounts reflected therein were not determined on the basis of, or using the same accounting policies, principles, methodologies and preparations as, the Rhodia Group Accounting Principles, including any amounts reflected therein that are incorrect due to mathematical errors. During the 60-day period of its review, the Purchaser shall have reasonable access to any documents, schedules or work papers used in the preparation of the Closing Statement of Mexican Net Debt and the Closing Statement of Net Working Capital. The Purchaser agrees that any failure by it to notify the Sellers of any such disagreement prior to the expiration of the 60-day period immediately following the delivery of the Closing Statement of Mexican Net Debt or the Closing Statement of Net Working Capital, as the case may be, by the Sellers shall be deemed to be an acceptance by the Purchaser of the Closing Statement of Mexican Net Debt or the Closing Statement of Net Working Capital, as the case may be, and shall constitute a waiver of any right by the Purchaser to dispute such Closing Statement of Mexican Net Debt or Closing Statement of Net Working Capital, as the case may be, for purposes of this Section 2.08. Any item not disputed by the Purchaser as described above shall be final and conclusive.

(c) The Sellers and the Purchaser agree to negotiate in good faith to resolve any such disagreements regarding the determination of both the Closing Statement of Mexican Net Debt and the Closing Statement of Net Working Capital, and any resolution of such disagreement agreed to in writing by the Sellers and the Purchaser shall be final and binding upon the Parties. If the Sellers and the Purchaser are unable to resolve such disagreement identified by the Purchaser pursuant to Section 2.08(b) within 30 days after delivery to the Sellers of written notice of such disagreement by the Purchaser, then the disputed matters shall be referred to Deloitte & Touche LLP for final determination. If Deloitte & Touche LLP is unable to serve or shall decline or is not, at the time of such referral, independent of the Sellers and the Purchaser, the Sellers and the Purchaser shall jointly select an arbitrator from an internationally recognized accounting firm that is not the independent auditor for either the Sellers or the Purchaser and has not performed any other material services for either the Sellers or the Purchaser during the year preceding its selection nor agreed to perform services in the future; provided, however, that if the Sellers and the Purchaser are unable to select such an arbitrator within 45 days after delivery of written notice of a disagreement, the Center for International Expertise of the International Chamber of Commerce shall make such selection at the request of any Party (the Arbitrator or Deloitte & Touche LLP or any other internationally recognized accounting firm so selected shall be referred to herein as the “Arbitrator”). The Arbitrator shall only consider those items and amounts as to which the Sellers and the Purchaser have disagreed within the time periods and on the terms specified above and must resolve the matter in accordance with the terms and provisions of this Agreement. The Arbitrator shall select as a resolution for each disputed matter the position of either the Sellers or the Purchaser (based solely on presentations and supporting material provided by the parties and not pursuant to any independent review) and may not impose an alternative resolution. The Arbitrator shall deliver to the Sellers and the Purchaser, as promptly as practicable and in any event within 45 days after its appointment, a written report setting forth the resolution of each disputed matter and its determination of the Closing Statement of Mexican Net Debt or the Closing Statement of Net Working Capital, as the case may be, determined in accordance with the terms of this Agreement. Such report shall be final and binding upon the Parties to the fullest extent permitted by applicable law and may be enforced in any court having jurisdiction. The fees and expenses of the Arbitrator shall be allocated between the Sellers, on the one hand, and the Purchaser, on the other hand, in the same proportion that the total amount of unsuccessfully disputed items of each party (as finally determined by the Arbitrator) bears to the total amount of the disputed items so submitted by the parties to the Arbitrator. The Purchasers and the Sellers shall each be responsible for their own costs and expenses incurred in connection with this Section 2.08(c) (including, without limitation, the amount it is required to pay to the Arbitrator).

(d) If and to the extent (i) the Closing Statement of Mexican Net Debt, as finally determined after the procedures set forth in this Section 2.08, is different from the Estimated Mexican Net Debt Statement, the Share Purchase Price shall be decreased dollar for dollar by the amount that the amount that the Closing Statement of Mexican Net Debt exceeds the amount of the Estimated Mexican Net Debt Statement, or increased dollar for dollar by the amount that the Estimated Mexican Net Debt Statement exceeds the amount of the Closing Statement of Mexican Net Debt, or (ii) the Closing Statement of Net Working Capital, as finally determined after the procedures set forth in this Section 2.08, is different from the Estimated Net Working Capital Statement, the Purchase Price shall be increased dollar for dollar by the amount that the Net Working Capital on the Closing Statement of Net Working Capital exceeds the Net Working Capital on the Estimated Net Working Capital Statement, or decreased dollar for dollar by the amount that the Net Working Capital on the Estimated Net Working Capital Statement exceeds the Net Working Capital on the Closing Statement of Net Working Capital. If the Purchase Price is decreased as a result of this adjustment, the Sellers shall pay to the Purchaser the amount of such decrease along with interest accrued thereon (as determined below), and if the Purchase Price is increased as a result of such adjustment, the Purchaser shall pay to the Sellers the amount of such increase along with interest accrued thereon (as determined below). Interest on the amount of such increase or decrease shall accrue at a rate per annum equal to LIBOR plus 400 basis points commencing on the Closing Date until the date of payment. All payments pursuant to this Section 2.08(d) shall be made by wire transfer of same day funds to an account designated by the Sellers or the Purchaser, as the case may be, within 30 Business Days after the determination of the amount to be paid.

SECTION 2.09. Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Transferred Subsidiary Shares and the Transferred Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022 at 10:00 AM local time on the fifth Business Day following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Sections 8.01(b) and 8.02(b), (e) and (f), or at such other place or at such other time or on such other date as the Sellers and the Purchaser may mutually agree upon (the day on which the Closing takes place being the “Closing Date”).

SECTION 2.10. Closing Deliveries. (a) At the Closing, each Seller (as applicable) shall deliver or cause to be delivered to the Purchaser:

(i) stock certificates evidencing the Transferred Subsidiary Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank and with all required stock transfer tax stamps affixed;

(ii) the Bill of Sale, the Deeds with all Conveyance Tax stamps affixed, each Assignment of Lease, the Assignment of Transferred Intellectual Property and such other instruments, in form and substance reasonably satisfactory to the Purchaser, as may be reasonably requested by the Purchaser to effect the transfer of the Transferred Assets to the Purchaser or evidence such transfer on the public records, in each case duly executed by the applicable Asset Seller;

(iii) the Assumption Agreement executed by each applicable Asset Seller;

(iv) executed counterparts of each Ancillary Agreement other than the Ancillary Agreements delivered pursuant to Section 2.10(a) (ii) and (iii);

(v) a receipt for the Purchase Price, as adjusted in accordance with this Agreement;

(vi) a true and complete copy, certified by the Secretary or an Assistant Secretary of the applicable Seller, of the resolutions duly and validly adopted by the Board of Directors of such Seller evidencing its authorization of the execution and delivery of this Agreement and each applicable Ancillary Agreement and the consummation of the transactions contemplated hereby and thereby;

(vii) a certificate of the Secretary or an Assistant Secretary of each Seller certifying the names and signatures of the officers or other authorized Person of such Seller authorized to sign this Agreement and each applicable Ancillary Agreement and the other documents to be delivered hereunder and thereunder;

(viii) a certificate of the Secretary or an Assistant Secretary of each Transferred Subsidiary certifying that the transfer of the Transferred Subsidiary Shares has been duly noted in the corporate records of the corresponding Transferred Subsidiary;

(ix) evidence that, after the Closing Date, the Business and all Receivables generated by the Mexican Business after the Closing Date shall not be subject to any securitization program of Rhodia or its Affiliates or any related Encumbrances other than Permitted Encumbrances;

(x) written resignations or evidence of removal of each of the directors of the Transferred Subsidiaries;

(xi) (A) evidence of the release of all liens (other than Permitted Encumbrances) on the Transferred Assets and (B) pay-off letters and evidence of the release of all liens (other than Permitted Encumbrances) on the Transferred Assets relating to the certain sale and leaseback transactions described in item 45 of Section 3.04(c) and item 2 of Section 3.07 of the Disclosure Schedule; and

(xii) a certificate of a duly authorized officer or other authorized Person of the Sellers certifying as to the matters set forth in Section 8.02(a).

(b) At the Closing, the Purchaser shall deliver or cause to be delivered to the Sellers (except as set forth in (vi) below):

(i) the Purchase Price, as adjusted in accordance with this Agreement, by wire transfer in immediately available funds to the Purchase Price Bank Account;

(ii) executed counterparts of each Ancillary Agreement to which the Purchaser is a party;

(iii) a true and complete copy, certified by the Secretary or an Assistant Secretary of the Purchaser, of the resolutions duly and validly adopted by the Board of Directors of the Purchaser and the stockholders of the Purchaser evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby;

(iv) a certificate of the Secretary or an Assistant Secretary of the Purchaser certifying the names and signatures of the officers of the Purchaser authorized to sign this Agreement and the Ancillary Agreements and the other documents to be delivered hereunder and thereunder;

(v) a certificate of a duly authorized officer of the Purchaser certifying as to the matters set forth in Section 8.01(a); and

(vi) the Estimated Mexican Net Debt by wire transfer in immediately available funds to a bank account or bank accounts to be designated by Rhodia in a written notice to the Purchaser at least five Business Days before the Closing.

(c) At the Closing, Parent shall deliver or cause to be delivered to the Sellers, a certificate of the Secretary or an Assistant Secretary of Parent certifying the names and signatures of the officers of Parent authorized to sign this Agreement.

SECTION 2.11. Withholding. Notwithstanding anything to the contrary contained in this Agreement, the Purchaser shall provide the Sellers with written notice of any withholding Tax that is applicable in connection with the sale of the Transferred Assets or the Transferred Subsidiary Shares at least 20 days before the Closing Date (or other date of payment as provided under this Agreement), the Sellers, at their sole expense as provided in Section 11.01, shall have the opportunity to comply with the requirements of any available exemption from (or reduction of) such withholding Tax under applicable Law (including, without limitation, by making any available election permitted under applicable Law) and the Purchaser shall fully cooperate with the Sellers in obtaining such exemption from (or reduction of) any potentially applicable withholding Tax; provided that no exemption (or reduction) shall adversely affect the Purchaser; provided further, however, that, in the event the Sellers rely on any such exemption from (or reduction of) withholding Tax, (i) the Purchaser shall report (and shall cause its respective Affiliates to report) for all Tax purposes the transactions contemplated in this Agreement in a manner consistent with such exemption (or reduction), (ii) the Purchaser shall provide written notice to the Sellers of any assessment by a taxing authority of a withholding Tax Liability upon the sale of the Transferred Assets or the Transferred Subsidiary Shares, as the case may be, for which any Seller may become liable, within five Business Days after receipt thereof and (iii) the Sellers shall have the right to control the conduct of any audit or proceeding relating to a determination as to whether such withholding Tax Liability was applicable on the sale of the Transferred Assets or the Transferred Subsidiary Shares, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS AND PARENT

On or prior to the date hereof, the Sellers have delivered to the Purchaser the Disclosure Schedule setting forth, among other things, items the disclosure of which is necessary or appropriate either (1) in response to an express informational requirement contained in a provision hereof or (2) as an exception to one or more representations, warranties or covenants contained in this Agreement. The inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by any of the Sellers that (i) such item represents a material exception or fact, event or circumstance, or (ii) such item is reasonably likely to result in a Material Adverse Effect. The Sellers have the continuing obligation until the Closing promptly to supplement or amend the Disclosure Schedule with respect to any matter hereafter discovered that, if known on the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule and any matter hereafter arising that has or could reasonably be expected to have a Material Adverse Effect; provided, however, that (i) any supplement or amendment to the Disclosure Schedule shall not be taken into account for the purposes of determining the satisfaction of the conditions set forth in Section 8.02, (ii) for avoidance of doubt, the Sellers shall have no right to supplement or amend the Disclosure Schedules for any matter for which the Sellers had knowledge as of the date hereof, and (iii) if items so disclosed (the “Subsequent Disclosed Items”) would have given rise to a claim under Section 9.02(a)(i) had they been disclosed or become known to the Purchaser after Closing, the Purchaser shall be entitled to seek recovery after Closing (assuming Closing occurs but subject to Section 10.2 if the Closing does not occur) of the Losses arising out of the Subsequent Disclosed Items, which Losses shall be deemed to arise solely as a result of Section 9.02(a)(i), only to the extent such Losses are in excess of $5 million in the aggregate, subject to the limitations set forth in Article IX.

Except as otherwise set forth in the Exhibits to this Agreement or the Disclosure Schedule (it being understood and agreed that, except for exceptions to Section 3.12(g) of the Disclosure Schedule, any such exception specifically relating to a representation or warranty hereunder shall be construed as an exception to any other representation or warranty hereunder), each of the Sellers hereby jointly and severally represents and warrants to the Purchaser as follows:

SECTION 3.01. Organization and Existence. Each of the Sellers, the Mexican Subsidiaries and Rhodia is a legal entity duly established, validly existing, and (where applicable) in good standing under the laws of its jurisdiction of incorporation, and each of the Sellers and, the Mexican Subsidiaries has all requisite power and authority to own, lease and operate its properties and to conduct the Business as it is currently conducted, except where the failure to have such power and authority would not result in a Material Adverse Effect. Each of the Sellers and, the Mexican Subsidiaries is duly qualified or licensed to do business under the laws of each jurisdiction in which the character of the properties owned, leased, used or operated by it or the nature of the activities conducted by it makes such qualification necessary, except any such jurisdiction where the failure to be so qualified or licensed would not result in a Material Adverse Effect.

SECTION 3.02. Power and Authority; Authorization; Binding Effect. (a) Each of the Sellers and Rhodia has all requisite organizational power and authority under its constitutive documents and the laws of its jurisdiction of incorporation to execute and deliver, to perform its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements, as applicable.

(b) The execution and delivery by each of the Sellers and Rhodia, the performance by each of the Sellers and Rhodia of its respective obligations under, and the consummation by each of the Sellers of the transactions contemplated by, this Agreement and the Ancillary Agreements have been duly authorized by all requisite organizational action of each of the Sellers and Rhodia which is a party hereto or thereto.

(c) This Agreement has been duly executed and delivered by each of the Sellers and Rhodia and (assuming due authorization, execution and delivery by the Purchaser) is, and each Ancillary Agreement when executed and delivered by all parties thereto (assuming due authorization, execution and delivery by the other parties thereto) will be, the valid and binding obligation of each of the Sellers and Rhodia which is a party hereto or thereto, enforceable against each of the Sellers and Rhodia which is a party hereto or thereto in accordance with their terms, except insofar as enforceability may be affected or limited by bankruptcy, insolvency, reorganization, or other similar laws now or hereafter in effect relating to or affecting the rights of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

SECTION 3.03. Stock of Mexican Subsidiaries. (a) Section 3.03(a) of the Disclosure Schedule sets forth, with respect to each Mexican Subsidiary, its name, type of entity, the jurisdiction and date of its incorporation, its authorized capital stock, the number and type of its issued and outstanding shares of capital stock, and the current ownership of such shares.

(b) All the shares of capital of the Transferred Subsidiaries (i) are owned by the Share Sellers free and clear of all Encumbrances, and (ii) have been duly authorized, validly issued and are fully paid and non-assessable. Except as set forth on Section 3.03(b) of the Disclosure Schedule, all the issued and outstanding shares of capital of the Operating Subsidiaries (i) are owned by the Transferred Subsidiaries free and clear of all Encumbrances, and (ii) have been duly authorized, validly issued and are fully paid and non-assessable.

(c) There are no options, warrants, convertible securities, pre-emptive rights, phantom stock plan, stock appreciation rights or other rights, agreements, arrangements or commitments relating to the capital stock of, or other equity interest in, the Mexican Subsidiaries obligating any of the Share Sellers or the Mexican Subsidiaries, as applicable, to issue, sell, transfer, vote or otherwise dispose of or sell any shares of capital stock of, or other equity interest in the Transferred Subsidiaries or the Operating Subsidiaries, as applicable.

SECTION 3.04. No Conflict. Assuming that all consents, approvals, authorizations and other actions referred to in Section 3.05(a) have been obtained and all filings and notifications referred to in Section 3.05 of the Disclosure Schedule have been made, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Sellers and Rhodia do not (a) violate, conflict with or result in the breach of any provision of the charter or by-laws (or similar organizational documents) of the Sellers, Rhodia or the Mexican Subsidiaries, (b) conflict with or violate any Law or Governmental Order applicable to the Sellers, the Mexican Subsidiaries and Rhodia, and the Transferred Assets or (c) except as set forth in Section 3.04(c) of the Disclosure Schedule, conflict with, result in any breach of, constitute a default under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Transferred Assets or on assets or properties of the Mexican Subsidiaries pursuant to, any agreement to which the Sellers or the Mexican Subsidiaries are parties or by which any of such assets or properties are bound or affected, except, in the case of clauses (b) and (c), to the extent that such conflicts, breaches, defaults or other matters would not have a Material Adverse Effect.

SECTION 3.05. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and each Ancillary Agreement by the Sellers that are parties hereto or thereto do not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) as set forth in Section 3.05(a) of the Disclosure Schedule, (b) pursuant to the notification and waiting period requirements of the HSR Act and applicable filings under non-United States antitrust and competition law as set forth in Section 3.05(b) of the Disclosure Schedule, (c) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not materially delay the consummation by the Sellers of the transactions contemplated by this Agreement or the Ancillary Agreements or would not have a Material Adverse Effect, and (d) as may relate to the Purchaser.

SECTION 3.06. Financial Information. Section 3.06(a) of the Disclosure Schedule contains true and complete copies of (i) the audited balance sheet of the Rhodia Phosphates Business (as defined below) for the fiscal years ended December 31, 2003 (the “Reference Balance Sheet”) and December 31, 2002 and the related audited statements of income and cash flow (“Audited Financial Statements”) and (ii) the unaudited balance sheet of the Rhodia Phosphates Business for the fiscal quarter ended March 31, 2004 and the related unaudited statements of income and cash flow (together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Rhodia Phosphates Business (except as may be indicated in the notes thereto or in Section 3.06(b) of the Disclosure Schedule) and (ii) present fairly in all material respects the financial condition and results of operations of the Rhodia Phosphates Business as of the dates thereof or for the periods covered thereby and (iii) were prepared in accordance with GAAP applied on a basis consistent with the past practices of the Rhodia Phosphates Business (subject to, in the case of unaudited Financial Statements, the absence of a statement of cash flows, footnotes and normally recurring year-end adjustments and an adjustment to foreign currency translation expense for the Mexican Subsidiaries necessary to cause such statements to be consistent with the Audited Financial Statements, none of which shall be material, individually or in the aggregate). As used in this Section 3.06, “Rhodia Phosphates Business” means the Business together with the phosphates business of Rhodia Canada located at its Buckingham, Ontario facility, the Avgard business and the pharmaceutical industry distribution business of the Sellers, but excluding, for purposes of the statements of income and cash flows contained in the Financial Statements, the production of anhydrous P2O5 conducted at the Nashville Site. The Audited Financial Statements meet the requirements of

Form S1 under the Securities Act of 1933 (including Regulations S-X thereunder), except for the requirement to include three years of audited statements of operations and cash flows and related notes, segment information and a Ratio of Earnings to Fixed Charges Exhibit for the five years ended December 31, 2003, with respect to a registration statement filed by an issuer whose sole assets consist of the Business.

SECTION 3.07. No Undisclosed Liabilities. Except as disclosed in Section 3.07 of the Disclosure Schedule, the Asset Sellers and the Mexican Subsidiaries have no material Liabilities relating to the Business, except (a) those Liabilities reflected in the Financial Statements, (b) those Liabilities incurred in the ordinary course of business and which do not arise from or as a result of any tort, infringement of intellectual property or violation of Law, and (c) Liabilities for Taxes.

SECTION 3.08. Inventories. Except as set forth in Section 3.08 of the Disclosure Schedule, substantially all of the Inventories are suitable, usable or salable in the ordinary course of business for the purposes for which they were intended, except to the extent of normal obsolescence, and except to the extent they are written down to realizable market value or for which adequate reserves have been provided on the Audited Financial Statements.

SECTION 3.09. Receivables. All Receivables of the Mexican Subsidiaries arising since December 31, 2003 have arisen in the ordinary course of business of the Mexican Subsidiaries from bona fide transactions and represent valid obligations arising from the operations of the Mexican Subsidiaries, in accordance with their terms.

SECTION 3.10. Conduct in the Ordinary Course; Absence of Certain Changes, Events and Conditions. From December 31, 2003 to the date of this Agreement, except as disclosed in Section 3.10 of the Disclosure Schedule the Business has been conducted in all material respects in the ordinary course substantially consistent with past practice and there has been no Material Adverse Effect. As amplification and not limitation of the foregoing, except as disclosed in Section 3.10 of the Disclosure Schedule since December 31, 2003, none of the Asset Sellers and none of the Mexican Subsidiaries has:

(a) permitted or allowed any of the material assets or properties (whether tangible or intangible) forming part of the Business to be subjected to any Encumbrance, other than Permitted Encumbrances and Encumbrances that will be released at or prior to the Closing;

(b) sold, transferred, leased, subleased, licensed or otherwise disposed of any properties or assets of the Business for an amount individually in excess of U.S.$200,000 (or, in the case of Intellectual Property, without regard to a value of consideration) other than the sale of Inventories or non-exclusive licenses in the ordinary course of the Business consistent with past practice;

(c) made any capital expenditure or commitment for any capital expenditure relating to the Business in excess of U.S.$200,000 individually or U.S.$1,000,000 in the aggregate;

(d) made any material changes in the customary methods of operations of the Business, including, without limitation, practices and policies relating to intercompany transactions, manufacturing, purchasing, Inventories, marketing, selling and pricing other than in the ordinary course of the Business consistent with past practice;

(e) made any loan to, guaranteed any Indebtedness of, or otherwise assumed or incurred any Indebtedness on behalf of, any Person in connection with the Business, in each case in excess of U.S.$ 200,000 individually or U.S.$ 1,000,000 in the aggregate;

(f) granted or announced any increase in the wages, salaries, compensation, bonuses, incentives, pension, severance or other benefits payable to any Business Employee, other than as required by Law, pursuant to any collective bargaining agreement or Plan, or other increases in the ordinary course of the Business consistent with past practice;

(g) made any material change to the Union Pension Plan, other than as required by Law or a collective bargaining agreement;

(h) changed any method of accounting or accounting practice or policy used by the Sellers relating to the Business other than such changes required by GAAP or Rhodia Group Accounting Principles;

(i) entered into, or amended in any material respect, any Material Contract;

(j) amended, terminated, cancelled or compromised any material claims of the Sellers relating to the Business or waived any other rights of substantial value to the Sellers relating to the Business;

(k) suffered any casualty loss or losses in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(l) with respect to the Mexican Subsidiaries, made any material Tax election (except for any election made in accordance with past practice or as otherwise required by applicable Tax Law); or

(m) changed in any material respect the timing of payment of payables or the collection of receivables.

SECTION 3.11. Litigation. Except as referred to in Section 3.11 of the Disclosure Schedule and except as would not have a Material Adverse Effect, as of the date hereof there are no Actions relating to the Business or the Real Property against any of the Asset Sellers or the Mexican Subsidiaries pending before any Governmental Authority where injunctive relief is sought or where the amount at stake is in excess of U.S.$ 200,000. Except as would not have a Material Adverse Effect, none of the Asset Sellers or Mexican Subsidiaries is subject to any Governmental Order relating to the Business or the Real Property, and, to the knowledge of the Sellers, there are no Governmental Orders relating to the Business threatened to be imposed on any of the Asset Sellers or the Mexican Subsidiaries by any Governmental Authority.

SECTION 3.12. Environmental and Other Permits and Licenses; Related Matters. Except as referred to in Section 3.12 of the Disclosure Schedule or as would not have a Material Adverse Effect:

(a) each of the Asset Sellers and the Mexican Subsidiaries is, and has been since June 1, 2000, in compliance with all applicable Environmental Law and Environmental Permits;

(b) there are no Hazardous Materials that have been treated, stored, disposed of, handled, released or used in connection with the conduct of the Business that are present on, under or within or have migrated from any Real Property in a manner that would constitute a breach of any applicable Environmental Law or give rise to any material Liabilities under any applicable Environmental Law;

(c) there are no Environmental Claims relating to the Business pending, or to the knowledge of the Sellers, threatened against any Share Seller, any Asset Seller or the Mexican Subsidiaries;

(d) there are no Hazardous Materials at, on, under or emanating from any of the Real Property in quantities or concentrations that would constitute a breach of any applicable Environmental Law or give rise to any material Liabilities under any applicable Environmental Law;

(e) the Sellers have not transported or arranged for the disposal of any Hazardous Materials from the Real Property of or otherwise in connection with the Business to any facility identified on the National Priority List or on any comparable state list of contaminated properties, and the off-site disposal of Hazardous Materials from the Real Property of or otherwise in connection with the Business will not give rise to any material Liabilities under any applicable Environmental Law;

(f) the Sellers have no Liabilities arising out of the exposure of any Person (whether an employee or otherwise) to any Hazardous Materials at or from the Real Property of or otherwise in connection with the Business, and no Person has been exposed to Hazardous Materials at or from the Real Property of, or otherwise in connection with, the Business in a manner that would give rise to any material Liabilities under any applicable Environmental Law; and

(g) except as set forth on Section 3.12(g) of the Disclosure Schedule, (it being agreed and acknowledged by the parties that no information contained in any document described in Section 3.12(g) of the Disclosure Schedule shall, unless set forth in another section of the Disclosure Schedule, have any effect upon Purchaser’s rights under this Agreement, under Article IX or otherwise), the Sellers have provided Purchaser with copies of all material environmental assessment or audit reports or other similar studies or analyses concerning the Real Property of or in connection with the Business within the Sellers’ actual possession.

SECTION 3.13. Material Contracts. (a) Section 3.13(a) of the Disclosure Schedule lists each of the following contracts and agreements of the Asset Sellers (but only to the extent such contracts and agreements are contemplated to be transferred to the Purchaser in accordance with Section 2.02 of this Agreement) and the Mexican Subsidiaries, as the case may be, in existence as of the date of the Agreement (such contracts and agreements being the “Material Contracts”):

(i) all contracts, agreements, invoices, purchase orders and other agreements, for the purchase of Inventory, other materials or personal property with any supplier or for the furnishing of services to any Asset Seller or to any Mexican Subsidiary, under the terms of which such Asset Seller or Mexican Subsidiary: (A) must pay or otherwise give consideration of more than U.S.$ 400,000 during the calendar year ended December 31, 2004, or (B) must pay or otherwise give consideration of more than U.S.$ 1,000,000 over the remaining term of such contract;

(ii) all contracts, agreements, invoices, sales orders and other agreements, for the sale of Inventory or other personal property or for the furnishing of services by any Asset Seller or by any Mexican Subsidiary under the terms of which such Asset Seller or Mexican Subsidiary is entitled to receive: (A) consideration of more than U.S.$ 400,000 during the calendar year ended December 31, 2004, or (B) consideration of more than U.S.$ 1,000,000 over the remaining term of the contract;

(iii) all contracts and agreements relating to Indebtedness for borrowed money of any Asset Seller or of a Mexican Subsidiary to a third party that individually are in excess of U.S.$ 1,000,000;

(iv) all Mexican Subsidiary IP Agreements and Asset Seller IP Agreements (other than shrink-wrap licenses of commercially available computer software), the absence of which would be material;

(v) all material contracts and agreements with any Governmental Authority to which any Asset Seller or any Mexican Subsidiary is a party;

(vi) all contracts and agreements that limit the ability of any Asset Seller or any Mexican Subsidiary to compete in any line of business or with any Person or in any geographic area or during any period of time;

(vii) all profit sharing agreements with employees of the Business;

(viii) all material acquisition agreements and divestiture agreements;

(ix) all material written agreements with employees, directors, stockholders and Affiliates;

(x) all collective bargaining agreements and all material agreements related to the settlement, conciliation or similar arrangements in respect thereof;

(xi) all powers of attorney; and

(xii) all material contracts and agreements between the Sellers and their Affiliates (other than the Mexican Subsidiaries) and the Mexican Subsidiaries (other than the Ancillary Agreements) that will not terminate prior to the Closing Date.

(b) Except as set forth in Section 3.13(b) of the Disclosure Schedule, each Material Contract: (i) is, as of the date of this Agreement, valid and binding in all material respects on the Asset Sellers or the Mexican Subsidiaries and, to the knowledge of the Sellers, the counterparties thereto, and is in full force and effect, (ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Section 3.04(c) of the Disclosure Schedule are not obtained, shall continue in full force and effect without penalty or other adverse consequence; and (iii) none of the Asset Sellers or Mexican Subsidiaries is in material breach of, or default under, any Material Contract. To the knowledge of the Sellers no other party is in material breach of or default under such Material Contract.

SECTION 3.14. Intellectual Property. (a) Section 3.14(a) of the Disclosure Schedule sets forth a true and complete list of all patents and patent applications, registered trademarks and trademark applications, registered copyrights and copyright applications, and domain names either (i) owned by the Asset Sellers that are to be transferred to the Purchaser pursuant to this Agreement or (ii) included in the Owned Intellectual Property, in each case, material to the Business.

(b) Except as would not have a Material Adverse Effect, the Mexican Subsidiaries and the Asset Sellers have a valid right to use the Business Intellectual Property in the ordinary course of the Business.

(c) To the knowledge of the Sellers, the Asset Sellers and the Mexican Subsidiaries are the owners of the entire right, title and interest in and to the Business Intellectual Property and such Business Intellectual Property is valid and enforceable and has not been adjudged invalid or unenforceable in whole or in part. Except for (i) the Intellectual Property related to the services to be provided under the Transition Services Agreement (Cranbury), and (ii) the Seller Marks, the Business Intellectual Property, together with the Intellectual Property to be licensed to the Purchaser under the Intellectual Property License Agreement, constitutes all the Intellectual Property owned by or licensed to the Asset Sellers or the Mexican Subsidiaries necessary to conduct the Business as it is currently conducted. Except as set forth on Section 3.14(c) of the Disclosure Schedule, to the knowledge of the Sellers, (i) no person is engaging in activity that infringes or misappropriates or otherwise conflicts with any Business Intellectual Property.

(d) Except as set forth in Section 3.14(c) of the Disclosure Schedule, to the knowledge of the Sellers, no claim has been asserted against any Asset Seller or any Mexican Subsidiary alleging that the operation of the Business infringes the Intellectual Property rights of any third party.

(e) To the knowledge of the Sellers, the consummation of the transactions contemplated by this Agreement will not result in termination or impairment of any rights in or to any of the Business Intellectual Property.

SECTION 3.15. Real Property. (a) Section 3.15(a) of the Disclosure Schedule lists the material real property used or held for use in respect of the Business owned by (i) the Asset Sellers that is to be transferred to the Purchaser pursuant to this Agreement, or (ii) the Mexican Subsidiaries (the “Owned Real Property”). Section 3.15(a) of the Disclosure Schedule lists for each Owned Real Property, (i) the street address of each parcel of Owned Real Property, and (ii) the current owner of each such parcel of Owned Real Property.

(b) Section 3.15(b) of the Disclosure Schedule lists the material real property used or held for use in respect of the Business leased by (i) the Asset Sellers, the leasehold interest in which is to be transferred to the Purchaser pursuant to this Agreement, or (ii) the Mexican Subsidiaries (the “Leased Real Property”). Section 3.15(b) of the Disclosure Schedule lists: (i) the street address of each parcel of Leased Real Property and (ii) the identity of the lessor, lessee and, to the knowledge of the Sellers, current occupant (if different from lessee) of each such parcel of Leased Real Property. The Sellers have not subleased any of the Leased Real Property to any tenant. To the knowledge of the Sellers, the leases for the Leased Real Property are in full force and effect.

(c) Except as set forth in Section 3.15(c) of the Disclosure Schedule, an Asset Seller or a Mexican Subsidiary has fee title to the Owned Real Property free and clear of Encumbrances other than Permitted Encumbrances, and no condemnation or expropriation proceeding is pending or, to the knowledge of the Sellers, threatened against the Owned Real Property, except, in either case, as would not have a Material Adverse Effect. The Sellers have not leased any of the Owned Real Property to any tenant. The Owned Real Property is not subject to any option, right of first offer or right of first refusal contained in the lease for such Owned Real Property.

(d) The Sellers have, or have caused to be delivered, to the Purchaser correct and complete copies of all leases for the Leased Real Property listed in Section 3.15(b) of the Disclosure Schedule. Except as set forth in Section 3.15(d) of the Disclosure Schedule, (i) an Asset Seller or a Mexican Subsidiary has a valid and legal and enforceable and subsisting leasehold estate in, and the right to quiet enjoyment of, the Leased Real Property, (ii) to the knowledge of the Sellers, all of the leases listed in Section 3.15(b) of the Disclosure Schedule are in full force and effect and have not been modified or amended, and there exists no default under such leases by the Asset Sellers or the Mexican Subsidiaries or, to the knowledge of the Sellers, by any counterparty thereto, except, in each case, as would not have a Material Adverse Effect and (iii) the assignment of any lease to the Purchaser pursuant to this Agreement does not require the consent of any other party to such lease, will not result in a breach of or default under such Lease, or otherwise cause such lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (iv) no security deposit or portion thereof deposited with respect to such lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full; (v) the Seller does not, and will not in the future, owe any brokerage commissions or finder’s fees with respect to such lease and (vi) the Seller has not collaterally assigned or granted any other security interest in such lease or any interest therein.

(e) All material water, oil, gas, electrical, steam, compressed air, telecommunications, sewer, storm and waste water systems and other utility services or systems for the Real Property located at the Chicago Heights Site are sufficient in all material respects for the operation of the Business as currently conducted thereon, and no Seller is in default with respect to the payment of hook-up fees or other similar fees or charges. Each such utility service enters the Real Property located at the Chicago Heights Site from an adjoining public street or valid private easement in favor of the supplier of such utility service or appurtenant to such Real Property, and is not dependent for its access, use or operation on any land, building, improvement or other real property interest which is not included in the Real Property.

SECTION 3.16. Assets. Except as disclosed in Section 3.16 of the Disclosure Schedule, the Asset Sellers own free and clear of all Encumbrances other than Permitted Encumbrances, lease or have the legal right to use the Transferred Assets, which, together with the rights of the Purchaser pursuant to this Agreement and the Ancillary Agreements, constitute all of the assets primarily used or held for use in the conduct of the Business and will be sufficient for the Purchaser immediately after the Closing to conduct the Business (other than the Coatza Business) in all material respects as it is conducted by the Asset Sellers as of the date of this Agreement.

SECTION 3.17. Employee Benefit Matters. (a) Section 3.17(a) of the Disclosure Schedule lists (i) each employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or any other applicable Law of the jurisdictions in which any Seller or a Mexican Subsidiary conducts business), (ii) each health, welfare, medical, dental and disability plan or program, and (iii) each bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, life insurance, supplemental retirement, pension, severance or other benefit plan, program or arrangement, and each written employment, termination, change in control, severance or other contract or agreement, to which any Seller or a Mexican Subsidiary is a party, with respect to which any Seller or a Mexican Subsidiary has any obligation, or that is maintained, contributed to or required to be contributed to or sponsored by any Seller or a Mexican Subsidiary, for the benefit of any Business Employee (collectively, the “Plans”). Each Plan is in writing and the Sellers have made available to the Purchaser an accurate copy of each Plan, the most recent summary plan description for each Plan for which a summary plan description is required and any material determination, qualification and registration documents required to be filed in Canada or Mexico.

(b) Except as would not have a Material Adverse Effect, (i) each Plan has been administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the U.S. Code, (ii) each Seller and each Mexican Subsidiary has performed all obligations to be performed by it under, and was not and is not in default under or in violation of, any Plan, (iii) no action, claim or proceeding is pending with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Sellers, no fact or event exists that could give rise to any such action, claim or proceeding and (iv) all contributions or payments required to be made under each Plan, by reason of Part 3 of Subtitle B of Title I of ERISA, Section 412 of the U.S. Code or otherwise, prior to the Closing Date have been and will be timely made.

(c) Each Plan which is intended to be qualified under Section 401(a) of the U.S. Code has received a favorable determination letter from the IRS that it is so qualified, and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the U.S. Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter from the IRS which could reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(d) No Plan is a multiemployer plan as defined in Section 3(37) of ERISA or the comparable provisions of the laws of Canada or Mexico.

(e) Except as set forth in Section 3.17(e) of the Disclosure Schedule, no Plan provides for retiree medical or life insurance benefits other than in accordance with Section 4980B(f) of the U.S. Code.

(f) Except as would not have a Material Adverse Effect, with respect to any Plan subject to Canadian Law: (i) to the knowledge of the Sellers, no event has occurred that would result in the revocation of the registration of any such Plan or entitle any person to wind up or terminate any such Plan, in whole or in part, or that could otherwise reasonably be expected to adversely affect the tax status of any such Plan and (ii) all contribution holidays, withdrawals from and expenses paid from any such Plan have been made in accordance with the terms of the material documents that support such Plan, any applicable collective agreement and all applicable Laws. Except as set forth in Section 3.17(f) of the Disclosure Schedule, as of the date hereof, with respect to the Union Pension Plan, there are no unfunded Liabilities, solvency deficiencies or wind-up deficiencies.

SECTION 3.18. Labor Matters. Except as set forth in Section 3.18 of the Disclosure Schedule, none of the Sellers and none of the Mexican Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to the Business Employees, and currently, to the knowledge of the Sellers, there are no organizational or decertification campaigns, petitions or other unionization activities relating to the Business Employees and, to the knowledge of the Sellers, no other question concerning representation exists. Except as would not have a Material Adverse Effect, (i) each Mexican Subsidiary and each Seller is currently in compliance with all applicable (x) Laws relating to the employment of the Business Employees, including those related to wages, hours, collective bargaining, immigration, employment discrimination and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and (y) collective bargaining agreements and (ii) there is no material claim with respect to any such Laws or agreements that is now pending or, to the knowledge of the Sellers, threatened before any Governmental Authority with respect to any current or former Business Employee. With respect to this transaction, any notice required under any Law or collective bargaining agreement will be given as soon as practicable after the date hereof.

SECTION 3.19. Taxes. (a) Except as set forth in Section 3.19(a) of the Disclosure Schedule, (i) all material Tax Returns required to be filed by or with respect to the Mexican Subsidiaries have been filed (taking into account valid extensions of due dates for such Tax Returns, (ii) all Taxes shown to be payable on such Tax Returns have been paid, (iii) no deficiency for any material amount of Taxes has been asserted or assessed in writing by a Governmental Authority against any Mexican Subsidiary, (iv) as of the date hereof, no taxing authority is conducting an audit involving a material amount of Tax of any Mexican Subsidiary, (v) no Mexican Subsidiary has waived any statute of limitations with respect to a material amount of Tax, (vi) no Mexican Subsidiary is obligated to indemnify any Person in respect of any Tax pursuant to a provision analogous to Treasury Regulation Section 1.1502-6, and (vii) no Mexican Subsidiary has received any notification in writing of any material Tax liens on any assets of the Mexican Subsidiaries (other than any liens for Taxes not yet due and payable or being contested in good faith in appropriate proceedings).

(b) Except as set forth in Section 3.19(b) of the Disclosure Schedule, (i) all material sales, use, property and similar Tax Returns required to be filed in respect of the U.S. Business or Canadian Business have been timely filed (taking into account valid extensions of due dates of such Tax Returns), (ii) all Taxes whether or not shown to be payable on such Tax Returns have been paid, (iii) no deficiency for any material amount of such Taxes has been asserted or assessed in writing by a Governmental Authority against any Asset Seller, and (iv) no Asset Seller has received any notification in writing of any material Tax liens on any Transferred Assets (other than any liens for Taxes not yet due and payable or being contested in good faith in appropriate proceedings).

SECTION 3.20. Insurance. Section 3.20 of the Disclosure Schedule lists the material insurance policies relating to the Business maintained by the Asset Sellers and the Mexican Subsidiaries as of the Reference Balance Sheet Date. Except as would not have a Material Adverse Effect, all premiums required to be paid with respect thereto covering all periods up to and including the Closing Date have been, or shall in the ordinary course be, paid. No notice of cancellation or termination has been received with respect to any such policy as of the date of this Agreement, and all such insurance policies are in full force and effect and will remain in full force and effect up to and including the Closing Date (other than those that have been retired or expired in the ordinary course).

SECTION 3.21. Brokers. Except for Bear Stearns and HSBC CCF, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of the Sellers. The Sellers are solely responsible for the fees and expenses of Bear Stearns and HSBC CCF.

SECTION 3.22. No Other Representations and Warranties. NEITHER THE SELLERS, THE MEXICAN SUBSIDIARIES, NOR ANY OTHER PERSON HAS OR HAVE MADE, OR SHALL BE DEEMED TO HAVE MADE, AND NEITHER THE SELLERS, THE MEXICAN SUBSIDIARIES NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR REPRESENTATIVES IS OR ARE LIABLE FOR OR BOUND IN ANY MANNER BY, ANY EXPRESS OR IMPLIED REPRESENTATIONS, WARRANTIES, GUARANTIES, PROMISES OR STATEMENTS PERTAINING TO THE BUSINESS, THE SELLERS, THE MEXICAN SUBSIDIARIES OR THE ASSETS, EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE III, VII AND IX.

SECTION 3.23. Compliance with Laws. Except as described in Section 3.23 of the Disclosure Schedule or except as would not have a Material Adverse Effect, the Sellers and the Mexican Subsidiaries are in compliance with all applicable Laws to which the Business or the Transferred Assets are subject (including applicable Laws and regulations relating to antitrust, civil rights, and occupational health and safety).

SECTION 3.24. Affiliate Transactions. Except as set forth on Section 3.24 of the Disclosure Schedule, there are no contracts or agreements between the Sellers and its Affiliates (other than the Mexican Subsidiaries), on the one hand, and the Mexican Subsidiaries, on the other hand, which are currently in effect and (i) which exceed $1,000,000 in value in any one instance or $5,000,000 in value in the aggregate or (ii) which are below such amounts, not entered into in the ordinary course of business and will continue to be in effect after the Closing Date.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as otherwise set forth in the Exhibits to this Agreement or the Disclosure Schedule (it being understood that any such exception specifically relating to a representation or warranty hereunder shall be construed as an exception to any other representation or warranty hereunder), the Purchaser hereby represents and warrants to the Sellers as follows:

SECTION 4.01. Organization and Existence. The Purchaser is a legal entity duly established, validly existing, and (where applicable) in good standing under the laws of its jurisdiction of incorporation, as the case may be, and the Purchaser has all requisite power and authority to own, lease and operate its properties, except where the failure to have such power and authority would not materially adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements.

SECTION 4.02. Power and Authority; Authorization; Binding Effect. (a) The Purchaser has all requisite organizational power and authority under its constitutive documents and the laws of its jurisdiction of organization to execute and deliver, to perform its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements.

(b) The execution and delivery by the Purchaser, the performance by the Purchaser of its obligations under, and the consummation by the Purchaser of the transactions contemplated by this Agreement and the Ancillary Agreements have been duly authorized by all requisite organizational action of the Purchaser.

(c) This Agreement has been duly executed and delivered by the Purchaser and (assuming due authorization, execution and delivery by the Sellers) is, and each Ancillary Agreement when executed and delivered by all parties thereto (assuming due authorization, execution and delivery by the other parties thereto) will be, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their terms, except insofar as enforceability may be affected or limited by bankruptcy, insolvency, reorganization, or other similar laws now or hereafter in effect relating to or affecting the rights of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

SECTION 4.03. No Conflict. Assuming that all consents, approvals, authorizations and other actions referred to in Section 4.04 have been obtained and all filings and notifications referred to in Section 4.04 have been made, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Purchaser, do not (a) violate, conflict with or result in the breach of any provision of the charter or by-laws of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or (c) conflict with, or result in any breach of, constitute a default under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of the Purchaser pursuant to, any agreement to which the Purchaser is a party or by which any of its assets or properties are bound or affected, except, in the case of clauses (b) and (c), to the extent that such conflicts, breaches, defaults or other matters would not materially adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 4.04. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and each Ancillary Agreement by the Purchaser do not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) except as set forth in Section 3.05(a) of the Disclosure Schedule, (b) pursuant to the notification and waiting period requirements of the HSR Act and applicable filings under non-United States antitrust and competition law and set forth on Section 3.05(b) of the Disclosure Schedule, (c) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not materially delay the consummation by the Purchaser of the transactions contemplated by this Agreement or the Ancillary Agreements, and (d) as may relate to the Sellers.

SECTION 4.05. Litigation. No claim, action, suit, proceeding or investigation by or against the Purchaser is pending or, to the best of the knowledge of the Purchaser, threatened which seeks to delay or prevent the consummation of, or which would be reasonably likely to adversely affect the ability of the Purchaser to consummate, the transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 4.06. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of the Purchaser.

SECTION 4.07. Financing. The Purchaser has entered into commitment letters (“Commitment Letters”) pursuant to which the financing sources have committed to the Purchaser debt financing for purposes of consummating the transactions contemplated hereby and to pay all related fees and expenses. The Purchaser has entered into an equity commitment letter with Bain Capital Fund VII, L.P. (“Bain”), pursuant to which Bain has committed to provide funds to the Purchaser that, together with the financing described in the Commitment Letters, shall be sufficient to consummate the transactions contemplated hereby and pay all related fees and expenses (the “Equity Commitment Letter”). The Purchaser has delivered true, correct and complete copies of the Commitment Letters and the Equity Commitment Letter to the Sellers. Each of the Commitment Letters and the Equity Commitment Letter is in full force and effect and has not been amended or terminated in any manner adverse to the Sellers. The Purchaser has taken all other actions required to cause the Commitment Letters and the Equity Commitment Letter to be effective, and each of the Commitment Letters and the Equity Commitment Letter is a valid and binding commitment of the Purchaser and the financing sources party thereto. The Purchaser is not, as of the date hereof, aware of any fact, occurrence or condition that makes any of the assumptions or statements therein inaccurate in any material respect or that would reasonably be expected to cause the commitment provided in any Commitment Letters or the Equity Commitment Letter to be terminated or ineffective or any of the conditions contained therein not to be met.

SECTION 4.08. No Other Representations and Warranties. NEITHER THE PURCHASER NOR ANY OTHER PERSON HAS MADE, OR SHALL BE DEEMED TO HAVE MADE, AND NONE OF THE PURCHASER NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR REPRESENTATIVES IS OR ARE LIABLE FOR OR BOUND IN ANY MANNER BY, ANY EXPRESS OR IMPLIED REPRESENTATIONS, WARRANTIES, GUARANTIES, PROMISES OR STATEMENTS, EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE IV.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Conduct of Business Prior to the Closing. (a) Each of the Sellers covenants and agrees that, except as set forth in Section 5.01(a) of the Disclosure Schedule or as otherwise contemplated by this Agreement, between the date of this Agreement and the time of the Closing, the Sellers shall, and shall cause the Mexican Subsidiaries to, conduct the Business only in its ordinary course consistent with past practice. Without limiting the generality of the foregoing, except as set forth in Section 5.01(a) of the Disclosure Schedule or as otherwise contemplated by this Agreement, the Sellers shall, and shall cause the Mexican Subsidiaries to, use its or their reasonable best efforts to (i) keep available the services of the key employees of the Business, (ii) maintain and preserve the Business and Real Property intact in all material respects and maintain in all material respects the ordinary and customary relationships of the Business with its suppliers, customers and others having business relationships with the Business, (iii) continue in full force and effect without material modification the insurance policies referred to in Section 3.20 of the Disclosure Schedule and (iv) continue its current program of capital expenditures in the ordinary course of business. Notwithstanding the foregoing, nothing in this Section 5.01 shall prohibit or otherwise restrict in any way the operation of the business of the Sellers, excluding the conduct of the Business by the Mexican Subsidiaries and the Asset Sellers.

(b) Each of the Sellers covenants and agrees that, except as set forth in Section 5.01(b) of the Disclosure Schedule or as otherwise contemplated by this Agreement, between the dates of this Agreement and the time of Closing, the Sellers shall not and shall cause the Mexican Subsidiaries not to, without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed, do the following:

(i) permit or allow any of the material assets or properties (whether tangible or intangible) forming part of the Business to be subjected to any Encumbrance, other than Permitted Encumbrances and Encumbrances that will be released at or prior to the Closing;

(ii) sell, transfer, lease, sublease, license or otherwise dispose of any properties or assets of the Business for an amount individually in excess of U.S.$ 200,000 other than the sale of Inventories in the ordinary course of the Business substantially consistent with past practice;

(iii) make any material changes in the customary methods of operations of the Business, including, without limitation, practices and policies relating to manufacturing, purchasing, Inventories, marketing, shipping and distribution, selling and pricing other than in the ordinary course of the Business substantially consistent with past practice;

(iv) make any loan to, guarantee any Indebtedness of, or otherwise incur any Indebtedness on behalf of, any Person in connection with the Business, in each case in excess of U.S.$ 200,000 individually or U.S.$ 1,000,000 in the aggregate;

(v) grant or announce any increase in the wages, salaries, compensation, bonuses, incentives, pension, severance or other benefits payable to any Business Employee, other than as required by Law, pursuant to any collective bargaining agreement or Plan, or other increases in the ordinary course of the Business consistent with past practice;

(vi) with respect to the Mexican Subsidiaries, merge with, enter into a consolidation with or acquire an interest in any Person or acquire a substantial portion of the assets or business of any Person or any division or line of business thereof, or otherwise acquire any material assets or amend its charter or bylaws;

(vii) issue or sell any capital stock or other equity securities, phantom stock rights, stock appreciation rights, or any option, warrant or other right to acquire the same, of, or any other equity interest in, the Mexican Subsidiaries;

(viii) change any method of accounting practice or policy used by the Sellers related to the Business other than such changes as required by GAAP;

(ix) amend, terminate, cancel or compromise any material claims of the Sellers relating to the Business or waived any other rights of substantial value to the Seller relating to the Business other than in the ordinary course of business;

(x) with respect to the Mexican Subsidiaries, make any material Tax election (except for any election made in accordance with past practice or as otherwise required by applicable Tax Law);

(xi) make any material change to the Union Pension Plan, other than as required by Law or a collective bargaining agreement; or

(xii) change in any material respect the timing of payment of payables or the collection of receivables.

(c) Sellers shall use reasonable best efforts to resolve the matter described in item 19 to Section 3.11 of the Disclosure Schedule on a final basis reasonably satisfactory to Purchaser.

SECTION 5.02. Access to Information. (a) Except as may be prohibited by applicable Law, from the date of this Agreement until the Closing, upon reasonable notice, the Sellers shall, and shall cause each of the Sellers’ and the Mexican Subsidiaries’ officers, directors, employees, agents, accountants and counsel to: (i) afford the employees, accountants, representatives and counsel of the Purchaser and its financing sources reasonable access, during normal business hours, to the offices, books and records (to the extent they relate to the Business and are not privileged) of the Sellers and the Mexican Subsidiaries and to those officers of the Sellers and the Mexican Subsidiaries who have any significant knowledge of the Business, and (ii) furnish to the employees, accountants, representatives and counsel of the Purchaser such additional financial and operating data regarding the Business as the Purchaser and its financing sources may from time to time reasonably request; provided, however, that none of the foregoing shall unreasonably interfere with any of the businesses or operations of the Sellers or the Mexican Subsidiaries; provided, further, that access shall not be obtained under this Section 5.02 to the Tax Returns of the Sellers except to the extent relating solely to the Business and the Mexican Subsidiaries. All information obtained by the Purchaser, its financing sources or their respective employees, accountants, representatives or counsel pursuant to this Section 5.02(a) shall be kept confidential in accordance with the provisions of the Confidentiality Agreement. Neither the access provided hereunder, nor the resulting investigations and inquiries shall affect the Purchaser’s rights hereunder.

(b) For a period of seven years after the Closing, the Purchaser shall, and, upon the Closing, the Purchaser shall cause the Mexican Subsidiaries to (i) retain the books and records of the Sellers and the Mexican Subsidiaries which are transferred to the Purchaser pursuant to this Agreement and which relate to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Sellers and the Mexican Subsidiaries, or, if the Purchaser or the Mexican Subsidiaries intend to dispose of such books and records, provide 30 days notice to the Sellers of such intention and permit Purchaser to take possession thereof, and (ii) upon reasonable notice, afford the officers, employees and authorized agents and representatives of the Sellers reasonable access (including the right to make photocopies, at the Sellers’ expense), during normal business hours, to such books and records.

(c) For a period of seven years following the Closing, the Sellers shall (i) retain all books and records of the Sellers (for periods prior to the Closing and to the extent they relate to the Business) that are not transferred to the Purchaser pursuant to this Agreement and that shall not otherwise have been delivered to the Purchaser in a manner reasonably consistent with the prior practices of the Sellers, and (ii) upon reasonable notice, afford the officers, employees and authorized agents and representatives of the Purchaser, reasonable access (including the right to make photocopies at the expense of the Purchaser), during normal business hours, to such books and records; provided, however, that no access shall be provided to the Tax Returns of the Sellers except to the extent relating solely to the Business or the Mexican Subsidiaries.

SECTION 5.03. Regulatory and Other Authorizations; Notices and Consents. (a) Without prejudice to the provisions of Section 5.03(b), the Purchaser shall use its reasonable best efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, and the consummation of the transactions contemplated by, this Agreement and the Ancillary Agreements and the lawful operation of the Business immediately after Closing. The Sellers will cooperate with the Purchaser in promptly seeking to obtain all such authorizations, consents, orders and approvals; provided, however, the Purchaser shall be required to pay any fees or other payments to any such Governmental Authorities in order to obtain any such authorization, consent, order or approval required under the HSR Act, and the Purchaser and the Sellers shall each pay 50% of all such fees or other payments for any other authorization, consent, order or approval of any other Governmental Authority. None of the Sellers or the Purchaser shall take any action that would have the effect of delaying, impairing or impeding in any material respect the receipt of any required approvals.

(b) The Sellers and the Purchaser each agree to make, or to cause to be made, an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within 15 Business Days after the date of this Agreement and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. In addition, each Party agrees to make, or to cause to be made, reasonably promptly any filing that may be required under the antitrust or competition laws of the jurisdictions listed in Section 3.05(b) of the Disclosure Schedule (the satisfaction of the requirements of such U.S. and non-U.S. antitrust and competition laws being referred to as the “Antitrust Approvals”). The Purchaser agrees to take promptly, and in any event, within 45 days after the date of this Agreement, all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any U.S. federal, state and local and non-U.S. antitrust or competition authority or any other Person so as to enable the Parties to expeditiously close the transactions contemplated by this Agreement, including committing to or effecting, by consent decree, hold separate orders or otherwise, the termination of existing contractual relationships and contractual rights and obligations, the amendment or termination of existing licenses or other agreements and the execution of new licenses or other agreements, the sale or disposition of such of its assets or businesses or of the assets or business to be acquired by it pursuant to this Agreement as are required to be divested, in each case in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of delaying or preventing the consummation of the transactions contemplated by this Agreement.

(c) Each Party to this Agreement shall promptly notify the other Party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement, and unless prohibited by applicable Law from doing so, permit the other Party to review in advance any proposed communication by such Party to any Governmental Authority. No Party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless, to the extent permitted by Law, it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing. Subject to the Confidentiality Agreement, the Parties to this Agreement will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.

(d) The Sellers shall, and shall cause the Mexican Subsidiaries to, use its or their reasonable best efforts to obtain such third party consents, orders, approvals, releases, waivers, and estoppel certificates with respect to the contracts and agreements listed in Section 3.04(c) of the Disclosure Schedule as the Purchaser may reasonably deem necessary; provided, however, that none of the Sellers nor any Mexican Subsidiary shall be obligated to pay any consideration therefor, to incur any additional liability or obligation in connection therewith, or to remain secondarily liable therefor. The Purchaser shall cooperate and use its reasonable best efforts to assist the Sellers and the Mexican Subsidiaries in giving such notices and obtaining such consents and other releases; provided that Purchaser shall not be required to pay any consideration therefor or incur any additional liability or obligation therewith without its prior written consent.

(e) The Sellers and the Purchaser agree that, in the event that any such authorization, consent, order or approval by any Governmental Authorities or third parties is not obtained prior to the Closing, this Agreement shall not constitute a sale, conveyance, transfer, assignment or delivery of the affected Transferred Assets if any of the foregoing would constitute a breach of applicable Law or the rights of any third party; provided, however, that, except to the extent that a condition to Closing set forth in Article VIII shall not have been satisfied or waived, the Closing shall occur notwithstanding the foregoing and without any adjustment to the Purchase Price on account of such authorization. Following the Closing, the Sellers will cooperate with the Purchaser and use their reasonable best efforts to assist the Purchaser in attempting to obtain such authorization, consent, release, waiver, order or approval as promptly as practicable thereafter; provided, however, that none of the Sellers shall be obligated to pay any consideration therefor, to incur any additional liability or obligation in connection therewith, or to remain secondarily liable therefor. Pending such authorization, consent, release, waiver, order or approval or if such authorization, consent, release, waiver, order or approval cannot be obtained, the Sellers will (at no additional cost to the Purchaser) use their reasonable best efforts to provide, or cause to be provided to the Purchaser, the rights and benefits of the affected Transferred Assets, and, if the Sellers provide such rights and benefits, the Purchaser shall assume the obligations and burdens thereunder.

(f) The Sellers shall and shall cause each of their respective officers, employees, advisors, auditors and agents to provide all reasonable cooperation and assistance reasonably requested by the Purchaser in connection with the financing of the transactions contemplated by this Agreement including using their respective reasonable best efforts to cause appropriate officers and employees to be available on a customary basis to meet with prospective lenders and investors in presentations, meetings, road shows and due diligence sessions, to assist with the preparation of disclosure documents in connection therewith, to execute and deliver any pledge and security documents or other definitive financing documents and to assist in obtaining other customary items required to satisfy any closing conditions of Purchaser’s debt financing.

(g) The Sellers shall use their reasonable best efforts to deliver to Purchaser, no later than the 30th day after the end of each month ending after March 31, 2004, an unaudited income statement for the Business for such month, substantially in the form of the unaudited Financial Statements. The Sellers shall use their reasonable best efforts to deliver to the Purchaser, copies of financial statements and other financial information described on Section 5.03(g) of the Disclosure Schedule on or before the dates set forth therein, in a form meeting the requirements of Regulation S-X under the Securities Act (collectively the “Covered Financial Statements”). The Sellers waive the restrictions on use and disclosure in the Confidentiality Agreement with respect to use and disclosure by the Purchaser of the Financial Statements and other financial information pertaining to Sellers received pursuant to this Section 5.03(g) in the course of obtaining the debt financings described in Section 4.07 of this Agreement; and

(h) Sellers shall use reasonable best efforts to cause Sellers’ Accountants to take such actions as Sellers may reasonably request in connection with the Financing, including, without limitation, to (i) obtain the consent of Sellers’ Accountants to the use of its reports on the audited Covered Financial Statements, (ii) deliver a “comfort letter” in a form meeting the requirements of SAS 72 or such other form as may be reasonably requested by Purchaser, (iii) perform a SAS 100 review of any unaudited Covered Financial Statements, and (iv) participate, at Purchaser’s request, in the preparation of any registration statement, prospectus or offering memorandum that includes, or incorporates by reference, the foregoing financial information.

(i) The Purchaser shall provide the Sellers with reasonable access to its books, records, information systems, and personnel of the Purchaser and its subsidiaries, as is necessary for the Sellers to prepare the financial statements referred to in Item 5 of Section 5.03(g) of the Disclosure Schedule (the “Post-Closing Financial Statements”). The Purchaser shall also provide to the auditors conducting any such audit such “management representation” letters as are reasonably necessary to complete the Post-Closing Financial Statements. The Purchaser shall pay (x) all reasonable professional fees and expenses and (y) all reasonable out-of-pocket travel expenses of the Sellers, incurred by the Sellers in connection with the completion of the Post-Closing Financial Statements.

SECTION 5.04. Notice of Developments. Prior to the Closing, the Sellers shall promptly notify the Purchaser in writing of (i) all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which could result in any material breach of a representation or warranty or covenant of the Sellers in this Agreement or in the Ancillary Agreements or which could have the effect of making any representation or warranty of the Sellers in this Agreement or in the Ancillary Agreements untrue or incorrect in any material respect, and (ii) all other material developments affecting the business, financial condition, operations, results of operations, customer or supplier relations, or employee relations of the Asset Sellers or the Mexican Subsidiaries.

SECTION 5.05. Use of Seller Marks. (a) As between the Parties, the Purchaser hereby acknowledges that the name “Rhodia”, the names listed in Section 5.05(a) of the Disclosure Schedule hereto, and all similar or related names, marks and logos (the “Seller Marks”) are owned exclusively by the Sellers and/or some of their Affiliates, and that, except as provided in Section 5.05(b) hereof, any and all rights of the Mexican Subsidiaries and the Transferred Assets to use the Seller Marks shall terminate as of the Closing and shall immediately revert back to the Sellers or their relevant Affiliates. The Purchaser further acknowledges that it has no rights whatsoever to use the Seller Marks except as expressly agreed to by the Sellers in writing.

(b) The Purchaser shall, and shall cause its Affiliates conducting the Business to, remove or obliterate the Seller Marks promptly following the Closing from all of its existing stocks of signs, letterheads, advertisements and promotional materials and other documents and materials (“Existing Stock”) or to cease using such Existing Stock. Notwithstanding the foregoing, in the event that removal or obliteration of the Seller Marks from certain items of Existing Stock or the cessation of the use thereof is impracticable, the Purchaser and the Purchaser’s Affiliates conducting the Business may use such items of Existing Stock, so long as a mark or some other designation identifying that such Affiliate is an Affiliate of the Purchaser (and not of the Sellers) is clearly indicated on such items of Existing Stock, until such items of Existing Stock are depleted, or until the end of a period of three months after the Closing Date, whichever occurs first. Except as expressly provided in this Agreement, no other right to use the Seller Marks is granted by the Sellers to the Purchaser whether by implication or otherwise.

(c) The Purchaser shall, as soon as practicable after the Closing Date, but in no event later than 30 days thereafter, cause the Mexican Subsidiaries to file amended articles of incorporation with the appropriate authorities changing their respective corporate names to corporate names that do not contain any Seller Marks.

(d) The Purchaser agrees that the Sellers and their Affiliates shall have no responsibility for, and hereby irrevocably releases, and shall fully indemnify and hold harmless, the Sellers and their Affiliates from, any claims, actions, suits or proceedings, including claims by third parties, arising out of or relating to the use of the Seller Marks by the Purchaser, the Mexican Subsidiaries or the Purchaser’s Affiliates conducting the Business after the Closing.

SECTION 5.06. Financing. The Purchaser will use its reasonable best efforts to obtain the financing contemplated by the Commitment Letters (the “Financing”). The Purchaser shall use its reasonable best efforts to (i) satisfy on or before the Closing all requirements of the definitive agreements pursuant to which the Financing will be obtained (the “Financing Agreements”) which are conditions to closing all transactions constituting the Financing and to drawing down the cash proceeds thereunder; (ii) defend all lawsuits or other legal proceedings challenging the Financing Agreements or the consummations of the transactions contemplated hereby; and (iii) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated thereby.

SECTION 5.07. Non-Competition. (a) For a period of three years after the Closing (the “Restricted Period”), the Sellers and their Affiliates shall not directly or indirectly engage in the manufacture, production, supply or sale of the Products in or to the U.S., Canada or

Mexico (the “Territory”) or, without the prior written consent of the Purchaser, directly or indirectly, own an interest in, finance, manage or control or participate in or be connected with, as a partner or a stockholder, any Person that manufactures, produces, supplies or sells the Products in the Territory; provided, however, notwithstanding anything to the contrary contained in this Agreement, no successor or successors in interest to all or a portion of the European Phosphate Business or the Asian Phosphate Business (whether by acquisition of assets, shares or otherwise) which is not controlled by the Sellers or their Affiliates shall be bound by the terms of this Section 5.07(a). The Purchaser acknowledges that the copyrights, trade secrets, know-how, manufacturing processes and techniques, formulae, research and development information and technology (the “Technology”) purchased by Purchaser hereunder is similar to the Technology of the Sellers and their Affiliates related to the European Phosphate Business or the Asian Phosphate Business. Nothing herein shall restrict (i) Seller or its Affiliates from transferring on a non-exclusive basis the Technology related to the European Phosphate Business or the Asian Phosphate Business to any successor or successors in interest to all or a portion of such businesses or (ii) the non-exclusive use of such Technology by such purchaser of such businesses.

(b) Notwithstanding anything to the contrary in paragraph (a) above, the Sellers or their Affiliates (or in the case of (iii) below, their permitted assignees) may (i) own up to an aggregate of five percent (5%) of the outstanding stock of any entity listed on a significant U.S. or European securities exchange or the NASDAQ National Market System provided that none of such Persons is active in the management or governance of such entity; (ii) acquire an ownership interest in, or all or substantially all of the assets or businesses of, any Person that derived, in the last full calendar year for which financial statements are available, twenty percent (20%) or less of its aggregate consolidated revenues from a business substantially similar to the Business (so long as such Person divests itself of the competing business line within 18 months); and (iii) perform its obligations or exercise its rights under this Agreement and the Ancillary Agreements.

(c) As a separate and independent covenant, the Sellers and Parent agree with the Purchaser that, for a period of two years following the Closing, neither the Sellers nor Parent will in any way, directly or indirectly, call upon or solicit any employees of the Business or induce, or attempt to induce, any of them to leave the employ of the Purchaser or its subsidiaries; provided, however, that the foregoing will not prohibit (x) a general solicitation to the public of general advertising, or (y) solicitations by recruiting consultants not specifically targeted at Purchaser and its subsidiaries. Notwithstanding the foregoing, for a period of 2 years following the Closing Date, neither the Parent nor any of the Sellers will hire any of the individuals listed on Section 5.07(c) of the Disclosure Schedule.

(d) The Purchaser and the Sellers acknowledge that the covenants of the Purchaser and the Sellers set forth in this Section 5.07 are an essential element of this Agreement and that, but for the agreement of the Purchaser and the Sellers, respectively, to comply with these covenants, the Purchaser and the Sellers would not have entered into this Agreement. The Purchaser and the Sellers acknowledge that this Section 5.07 constitutes an independent covenant and shall not be affected by performance or nonperformance of any other provision of this Agreement by the Purchaser and the Sellers. The Purchaser and the Sellers have each independently consulted with their own counsel and after such consultation agree that the covenants set forth in this Section 5.07 are reasonable and proper. If at any time any of the provisions of this Section 5.07 shall be determined to be invalid or unenforceable by reason of being vague or unreasonable as to duration, area, scope of activity or otherwise, then this Section 5.07 shall be considered divisible (with the other provisions to remain in full force and effect) and the invalid or unenforceable provisions shall become and be deemed to be immediately amended to include only such duration, area, scope of activity and other restrictions (not greater than those contained herein), as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter, and the Purchaser and the Sellers expressly agree that this Agreement, as so amended, shall be valid and binding as though any invalid or unenforceable provision had not been included herein.

(e) The parties hereto agree that monetary damages for a breach of the agreements set forth in this Section 5.07 will be inadequate and further agree that such a breach would cause irreparable harm, and that the non-breaching party shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages. In the event of such a breach, the breaching party agrees that the non-breaching party shall be entitled to such injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunction as a court of competent jurisdiction shall determine.

SECTION 5.08. Investigation. (a) The Purchaser acknowledges and agrees that (i) it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Business, (ii) it has been furnished with or given adequate access to such information about the Business as it has requested, and (iii) except as otherwise provided in Articles VII and IX, will not assert any claim against any Seller or any of its directors, officers, employees, agents, stockholders, Affiliates, consultants, counsel, accountants, investment bankers or representatives, or hold the Sellers or any such Persons liable for any inaccuracies, misstatements or omissions with respect to information (other than, with respect to the Business, the representations and warranties contained in this Agreement) furnished by the Sellers or any such Persons concerning the Sellers, any of their Affiliates, or the Business.

(b) In connection with the Purchaser’s investigation of the Business, the Purchaser has received from the Sellers certain estimates, projections and other forecasts for the Business, and certain plan and budget information. The Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections, forecasts, plans and budgets, that the Purchaser is familiar with such uncertainties, that the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, and that, except as otherwise provided in Articles VII and IX, the Purchaser will not assert any claim against the Sellers or the Mexican Subsidiaries or any of their directors, officers, employees, agents, stockholders, Affiliates, consultants, counsel, accountants, investment bankers or representatives, or hold the Sellers or any such persons liable, with respect thereto. Accordingly, the Sellers make no representation or warranty with respect to any estimates, projections, forecasts, plans or budgets referred to in this Section 5.08(b).

SECTION 5.09. Amendment to Equipment Financing Lease. The Asset Sellers shall use reasonable efforts to take all appropriate action to recover full title to all of the Transferred Assets subject to the Lease Agreement effective at or prior to the Closing.

SECTION 5.10. Collection of Receivables; Payment of Payables. The Purchaser shall use reasonable efforts to cooperate with the Asset Sellers with respect to the collection of all Receivables of the Asset Sellers and all amounts owing to the Asset Sellers in respect of the shipments made by the Business (other than the Coatza Business) prior to Closing and remaining due to the Asset Sellers following the Closing and the Asset Sellers shall use reasonable efforts to cooperate with the Purchaser with respect to the collection of Receivables due to the Purchaser following the Closing. The Asset Sellers will act reasonably in the collection of Receivables included in the Retained Assets and such conduct will be materially consistent with the conduct of the Asset Sellers prior to Closing. Except as required by Law, the Sellers shall act reasonably in the payment of all Payables included in Retained Liabilities and such conduct will be materially consistent with the conduct of the Asset Sellers prior to Closing.

SECTION 5.11. Transfer of Certain Assets and Common Stock. On or prior to Closing, the Share Sellers shall cause Rhodia Mexicana, S.A. de C.V. to transfer the assets of Albright & Wilson PAAD Ltda to Rhodia Fosfatados, S.A. de C.V. and shall thereafter cause Rhodia Mexicana, S.A. de C.V. to transfer its common stock of Albright & Wilson PAAD Ltda to an Affiliate of Rhodia (other than a Mexican Subsidiary).

SECTION 5.12. Further Action; Intellectual Property. (a) Each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Laws, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and the Ancillary Agreements and consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) In the event of a breach of the representation set forth in the second sentence of Section 3.14(c) of this Agreement, in addition to their obligations set forth in Article IX, the Sellers hereby covenant that: (i) if the appropriate Intellectual Property is owned by any Seller, grant to the Purchaser and its subsidiaries a perpetual, fully paid-up, irrevocable, fully transferable and sublicenseable (which shall in turn include the right to grant further sublicenses), non-exclusive, worldwide right and license to use such Intellectual Property as is necessary to cure the breach of representation; and (ii) if the appropriate Intellectual Property has been transferred by any Seller to a third party, use its reasonable best efforts to cause such third party to grant to the Purchaser and its subsidiaries a perpetual, fully paid-up, irrevocable, fully transferable and sublicenseable (which shall in turn include the right to grant further sublicenses), non-exclusive, worldwide right and license to use such Intellectual Property as is necessary to cure the breach of representation.

(c) The Purchaser hereby covenants that, in the event the Sellers transfer to the Purchaser, pursuant to this Agreement, Intellectual Property that the Sellers, or any successors in interest to the European Phosphate Business or the Asian Phosphate Business, need to conduct their respective Businesses as conducted on the Closing Date: (i) if the appropriate Intellectual Property is owned by the Purchaser, grant to the Sellers or their successors in interest a perpetual, fully paid-up, irrevocable, fully transferable and sublicenseable (which shall in turn include the right to grant further sublicenses), non-exclusive, worldwide right and license to use such Intellectual Property; and (ii) if the appropriate Intellectual Property has been transferred by the Purchaser to a third party, use its reasonable best efforts to cause such third party to grant to the Sellers a perpetual, fully paid-up, irrevocable, fully transferable and sublicenseable (which shall in turn include the right to grant further sublicenses), non-exclusive, worldwide right and license to use such Intellectual Property.

SECTION 5.13. No Shop. From the date of this Agreement until the earlier of (a) the termination of this Agreement pursuant to Section 10.01 hereof and (b) the Closing Date, none of the Sellers shall, and each shall cause their Affiliates, agents, representatives, and any other Person acting on behalf of the Sellers not to, solicit, negotiate with respect to, actively facilitate, accept or effect (i) any purchase, sale or transfer of the Transferred Assets or the Transferred Subsidiary Shares, (ii) any merger, recapitalization or similar transaction involving the Mexican Subsidiaries or (iii) otherwise effect any transaction inconsistent with the transactions contemplated hereby and the Sellers shall immediately terminate any such existing activities or discussions with any Person other than the Purchaser and its representatives. Upon receipt by the Sellers or their Affiliates, agent, representatives or other Persons acting on their behalf of an inquiry or offer from any other Person (other than Purchaser or its representatives) regarding any of the foregoing transactions, the Sellers shall promptly (i) inform such other Person that the Sellers are subject to the agreements contained in this Section 5.13 and (ii) provide notice to the Purchaser of such inquiry or offer, specifying in reasonable detail the identity of the Person(s) making the inquiry or offer and the material terms and conditions of any such inquiry or offer.

SECTION 5.14. Nominee Share and Certain Other Assets. On the Closing, the Sellers agree to cause certain Affiliates of the Sellers to (a) sell, convey, assign, transfer and deliver to the Purchaser the assets held by such Affiliates and which form part of the Transferred Assets (as more particularly set forth on Section 5.14 of the Disclosure Schedule) and (b) sell to the Purchaser the single share of the capital stock of Rhodia Fosfatados de México, S.A. de C.V. held by Rhodia Reorganization Limited (and the Purchaser shall not be required to pay any amount in addition to the Purchase Price for such assets and share).

SECTION 5.15. Existing Insurance Claims; Arcadian Agreement. (a) Each Seller shall use its reasonable best efforts to collect any insurance proceeds owed to it with respect to any claim for insurance coverage that is pending as of the Closing Date, which insurance coverage relates to any Assumed Liability, and shall pay any such insurance proceeds received by such Seller to the Purchaser, less the amount of any retention, deductible and legal or other fees and out-of-pocket expenses incurred by any Seller in order to collect such insurance proceeds.

(b) The Sellers shall use their reasonable best efforts to recover any indemnity owed to the Sellers pursuant to the Arcadian Agreement in respect of any environment liability that constitutes an Assumed Liability. To the extent that any Seller shall recover any amount under the Arcadian Agreement with respect to an Assumed Liability, such Seller shall pay the proceeds of such recovery, less the amount of any retention, deductible and legal or other fees and out-of-pocket expenses incurred by any Seller in order to collect such proceeds, to the Purchaser.

SECTION 5.16. Supply Agreements. The Purchaser and the Sellers covenant and agree to negotiate, in good faith, the agreements described in Section 5.16 of the Disclosure Schedule, relating to certain supply arrangements.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01. Offer of Employment; Purchaser’s Covenant to Grant Security to Employees. (a) As of the Closing Date, the Purchaser shall offer employment to each of the Business Employees (as defined below), except for the Canadian Unionized Employees and the Mexican Business Employees. As used herein, “Business Employees” shall mean (i) each of the employees of the Asset Sellers working at the Waterway Site, the Nashville Site, the Geismar Site and the Canadian Site; (ii) each of the employees of the Asset Sellers working in the Business at the Chicago Heights Site and in Cranbury, New Jersey and, in each case, listed in Section 6.01(a) of the Disclosure Schedule; and (iii) each of the employees of the Mexican Subsidiaries listed in Section 6.01(b) of the Disclosure Schedule (the “Mexican Business Employees”). If a Business Employee of an Asset Seller other than (x) a Canadian Unionized Employee or (y) a Canadian Non-unionized Employee on pregnancy, parental or workers’ compensation leave, is not actively employed as of the Closing Date due to short-term disability or long-term disability and does not return to active employment within six (6) months following the Closing Date, such person shall not be considered a Business Employee or a Transferred Employee, and shall for purposes of Section 2.03(b)(iv) of this Agreement be treated as a former employee of the Asset Sellers. The Purchaser shall offer or provide the Business Employees the same or substantially the same position as that held by each such Business Employee immediately prior to the Closing Date and on terms substantially equivalent in the aggregate to those existing immediately prior to the Closing Date; provided, however, that as to all Business Employees who are represented for purposes of collective bargaining by a labor organization on the Closing Date the Purchaser shall offer or provide employment in accordance with the terms of the applicable collective bargaining agreement. The Purchaser hereby represents that as of the Closing Date it is its current intention to maintain for a period of at least two years after the Closing Date the employment of all the Transferred Employees; provided, however, the Purchaser reserves the right to change its plans, goals or intentions with respect thereto at any time after the Closing Date. As used herein, “Transferred Employees” shall mean all of the Business Employees of the Asset Sellers who accept the Purchaser’s offer of employment, all of the Canadian Unionized Employees and all of the Mexican Business Employees as of the Closing Date.

(b) Continuation of Benefits. The Purchaser shall, for a period of one year following the Closing Date, provide compensation and employee benefits, including, without limitation, post-retirement welfare benefits, to the Transferred Employees that, in the aggregate, are substantially equivalent to the compensation and employee benefits they received while employed by a Mexican Subsidiary or an Asset Seller, as the case may be, immediately prior to the Closing Date; provided, however, that (i) any Transferred Employee covered by a collective bargaining agreement immediately prior to the Closing Date shall be provided with the employee benefit plans, programs and arrangements as set forth in such collective bargaining agreement or any successor agreement thereto, (ii) this Section 6.01(b) shall be applied without taking into account any equity-based compensation provided by a Mexican Subsidiary, an Asset Seller, or the Purchaser, as the case may be, prior to or after the Closing, and (iii) the Purchaser may modify the benefits required to be provided to the Transferred Employees to the extent necessary to permit the Purchaser to respond to adverse changes in the financial condition or results of the operations of the Business; and provided, further, that the Sellers acknowledge and agree that, with respect to non-unionized U.S. Transferred Employees, the Purchaser may provide, in lieu of the defined benefit pension plan covering such employees, a defined contribution plan with an enhanced matching or guaranteed profit-sharing feature.

(c) Welfare Plan Participation. The Purchaser shall waive any limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any welfare plan in which the Transferred Employees may be eligible to participate after the Closing Date; provided, however, that no such waiver shall apply to a pre-existing condition of any Transferred Employee or any dependent or beneficiary thereof, who was, immediately prior to the Closing Date, excluded from participation in a welfare plan maintained or contributed to for the benefit of such Transferred Employee or dependent or beneficiary by nature of such pre-existing condition. The Purchaser agrees that the Transferred Employees shall be given credit for all annual deductibles, co-payments and out-of-pocket maximums, paid or accumulated under any welfare benefit plan of an Asset Seller or a Mexican Subsidiary during the applicable plan’s fiscal year for purposes of applying such deductibles, co-payments and out-of-pocket maximums to any applicable welfare benefit plan maintained, or contributed to, by the Purchaser on behalf of the Transferred Employees to the extent that such amounts were credited under an analogous Plan in such fiscal year. The Parties agree that the Asset Sellers and their Affiliates shall be responsible for claims by the Transferred Employees (and any dependents and beneficiaries thereof) who were employed by an Asset Seller immediately prior to the Closing under welfare plans that are incurred prior to the Closing Date (including claims that were incurred prior to the Closing Date but not reported until after the Closing Date) and the Purchaser shall be responsible for claims by the Transferred Employees under welfare plans that are incurred on or after the Closing Date. For purposes of the preceding sentence, a medical, dental, hospitalization or prescription drug claim shall be considered incurred when the services are rendered or the supplies provided, and not when the condition arose. The Parties agree that the Asset Sellers and their Affiliates shall be responsible for and shall have sole liability for satisfying the continuation coverage requirements for group health plans under Section 4980B of the U.S. Code (“COBRA”) for all employees or former employees of the Business (and any dependents or beneficiaries thereof) who are receiving COBRA continuation coverage as of the Closing Date or who are entitled to elect such coverage on account of a qualifying event occurring on or prior to the Closing Date.

(d) Service Recognition. The Purchaser agrees that to the extent that service is relevant for purposes of a Transferred Employee’s eligibility to participate, vesting, eligibility to receive benefits and benefit accrual (other than benefit accrual under a defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by the Purchaser, the Purchaser shall credit service accrued or deemed accrued by such Transferred Employee prior to the Closing Date with a Mexican Subsidiary or a Seller. The Purchaser agrees that such service credit shall also apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations in respect of any employee benefit plan, program or arrangement established or maintained as of the Closing Date by the Purchaser; provided, however, that such crediting of service shall not operate to duplicate any benefit to any Transferred Employee, or the funding of any such benefit. The Purchaser further agrees that in respect of the Transferred Employees employed in Canada, service will be recognized for purposes of termination of employment and other employment-related purposes.

(e) Defined Contribution Plans. Effective as of the Closing Date, those Transferred Employees participating in one or more defined contribution plans, within the meaning of Section 401(k) of the U.S. Code, of an Asset Seller (the “401(k) Plans”) shall be considered terminated participants under each of the applicable 401(k) Plans. As soon as administratively practicable following the Closing Date, the Asset Sellers shall advise the Transferred Employees who participate in the 401(k) Plans (the “Transferred Employee Participants”) of their right to elect to receive a distribution of, or to rollover, their individual account balances from the 401(k) Plans. The Transferred Employee Participants shall be 100% vested in their individual account balances under the 401(k) Plans as of the Closing Date. To the extent permitted by Law, the Asset Sellers and the Purchaser agree, as soon as practicable following the Closing Date, that such amounts may be transferred by the Transferred Employee Participants to a 401(k) plan established or maintained by the Purchaser (the “Purchaser’s 401(k) Plan”) in a direct rollover; provided, however, that the 401(k) Plans shall not be required to permit direct rollovers by the Transferred Employee Participants to the Purchaser’s 401(k) Plan until the Asset Sellers receive reasonable evidence that the Purchaser’s 401(k) Plan is tax-qualified and the Purchaser receives reasonable evidence that the 401(k) Plans are tax-qualified. As soon as practicable following the Closing Date, the Purchaser shall take such action as is reasonably necessary to enable the Transferred Employee Participants to transfer rollover distributions made in cash to the Purchaser’s 401(k) Plan and to accept a rollover of any promissory notes held in the account of the electing Transferred Employee Participant under the 401(k) Plans.

(f) Compliance with Employment and Severance Agreements. From and after the Closing, the Purchaser shall assume and honor, and shall cause its relevant Affiliates (including the Mexican Subsidiaries) to honor, in accordance with their respective terms the employment, severance and termination agreements, plans and policies, including any rights or benefits arising as a result of transactions contemplated by this Agreement, applicable to any Transferred Employee that are listed on Section 6.01(f) of the Disclosure Schedule. Notwithstanding the foregoing, the Sellers shall retain all Liabilities arising under or relating to any agreement of an Asset Seller pursuant to which any Business Employee is entitled to receive a retention bonus or similar payment as a result of the consummation of the transactions contemplated hereunder, the amount of which will be disclosed in writing to the Purchaser, on an employee-specific basis, no less than 20 Business Days prior to the Closing Date. The Purchaser shall maintain severance policies for the benefit of the Transferred Employees that are at least as favorable as the applicable policies of the Sellers or the Mexican Subsidiaries until the first anniversary of the Closing Date; provided that the Purchaser may modify such severance policies to the extent necessary to permit the Purchaser to respond to adverse changes in the financial condition or results of the operations of the Business.

(g) Accrued Vacation. As of the Closing, the Purchaser shall assume all obligations of the Sellers and their Affiliates to the Transferred Employees for any accrued vacation entitlement, vacation pay entitlement and unpaid wages, to the extent that such obligations have been accurately accrued on the Closing Statement of Net Working Capital. The Sellers and their Affiliates shall have no obligation to make any payment to the Transferred Employees after the Closing with respect to any such accrued vacation entitlement, vacation pay entitlement and unpaid wages.

(h) Post-Retirement Welfare Benefits. The Asset Sellers shall retain any obligations they may have to provide post-retirement welfare benefits in accordance with the terms of the applicable post-retirement welfare benefit plans to all former employees of the Asset Sellers and their eligible dependents who are receiving such benefits immediately prior to the Closing Date. Following the Closing, the Asset Sellers shall provide post-retirement welfare benefits under the post-retirement welfare benefit plans of the Asset Sellers as in effect on the date of this Agreement (and subject to the terms thereof) to any Transferred Employee who, prior to the Closing Date, satisfied the eligibility requirements for such benefits and, within thirty (30) days following the Closing Date, elects to receive such benefits.

SECTION 6.02. WARN. The Purchaser shall be responsible for any obligation with respect to the Transferred Employees under the Worker Adjustment Retraining and Notification Act (“WARN”) and any applicable state or local equivalent arising on or after the Closing Date even if such obligation arises as a result of a Seller’s acts occurring prior to the Closing Date. The Sellers shall be responsible for any such obligation arising prior to the Closing Date; provided, however, that the Sellers shall disclose to the Purchaser on or before the Closing Date, in writing and delineated by facility, all layoffs of employees of the Business implemented by the Sellers in the ninety (90)-day period immediately preceding the Closing Date.

SECTION 6.03. Certain Labor Agreements. Effective as of the Closing Date, the Purchaser and its Affiliates, as appropriate, shall adopt and assume, to the extent permitted by Law, without modification, all contracts, agreements, collective bargaining agreements and commitments of the Sellers and their Affiliates disclosed to the Purchaser prior to the execution of this Agreement, and the Purchaser or its Affiliates, as appropriate, shall be bound by such agreements as a successor employer, except that the collective bargaining agreement between Rhodia U.S. (Chicago Heights Plant) and Paper, Allied-Industrial Chemical & Energy Workers International Union AFL-CIO and CLC Local Union No. 6-765 that expires by its terms on January 16, 2005 shall be adopted and assumed only with respect to those wages, benefits and terms and conditions of employment applicable to the relevant Transferred Employees.

SECTION 6.04. Canadian Pension and Welfare Covenants. (a) With respect to the Union Pension Plan, the following shall apply:

(i) The Purchaser shall assume the Union Pension Plan as of the Closing Date and at all times thereafter, discharge, satisfy, perform and fulfill in a timely manner and to the complete exoneration of the Asset Sellers, all of the employer’s and administrator’s obligations arising under or related to the Union Pension Plan. The Purchaser and Rhodia Canada shall cooperate and execute all instruments and do all things that shall be necessary or desirable to effect the assumption of the Union Pension Plan by the Purchaser, including, for greater certainty, the submission to the relevant authorities of all amendments required to substitute the Purchaser for Rhodia Canada as participating employer in and sponsor and administrator of the Union Pension Plan. Rhodia Canada and the Purchaser shall further cooperate and take such actions as are necessary to substitute the Purchaser for Rhodia Canada as a party to any funding or other agreement in respect of the Union Pension Plan effective as of the Closing Date.

(ii) Rhodia Canada shall ensure that from the Closing Date to the date on which regulatory approval is granted for the assumption of the Union Pension Plan by the Purchaser (the “Assumption Date”) any benefits and other payments due and owing during such period from the Union Pension Plan are paid as and when due.

(iii) Notwithstanding anything to the contrary herein, the Purchaser shall be obligated to comply with the terms of any applicable collective agreement governing the Canadian Unionized Employees in respect of pension arrangements and the Purchaser shall take all necessary actions (in addition to implementing the foregoing arrangement) to ensure compliance therewith.

(b) With respect to Rhodia Canada’s DC Pension Plan, the following shall apply:

(i) Each Canadian DC Transferred Employee who participates in Rhodia Canada’s DC Pension Plan shall immediately prior to the Closing, cease to participate in and accrue benefits thereunder.

(ii) Effective as of the Closing Date, the Purchaser shall establish or designate a registered pension plan (the “Purchaser’s Pension Plan”), which plan shall be considered a successor plan, to provide pension benefits to those Canadian DC Transferred Employees who have benefits under Rhodia Canada’s DC Pension Plan as of the Closing Date; provided that nothing in this Section 6.04(b) shall require the Purchaser to establish or designate a defined benefit pension plan for any Canadian DC Transferred Employees. The employer of the Canadian DC Transferred Employees shall be responsible for paying or causing to be paid current service contributions in respect of the Canadian DC Transferred Employees to the Purchaser’s Pension Plan in respect of service on and after the Closing Date. Should the Purchaser’s Pension Plan be a defined contribution plan, the employer contribution rate thereunder effective as at the Closing Date shall not be less than that under Rhodia Canada’s DC Pension Plan.

(iii) Within 30 days of the Closing Date, Rhodia Canada shall cause the funding agent for Rhodia Canada’s DC Pension Plan to calculate the account balance in respect of each Canadian DC Transferred Employee under Rhodia Canada’s DC Pension Plan (each such account balance, a “Plan Account Balance” and the aggregate of such account balances, the “Plan Account Balances”) and shall provide a copy of such calculation to the Purchaser together with such other information that the Purchaser may reasonably request in respect of such calculation.

(iv) Rhodia Canada shall seek any required approvals from the relevant regulatory authorities for a transfer from Rhodia Canada’s DC Pension Plan to the Purchaser’s Pension Plan of an amount of cash or assets equal to the Plan Account Balances adjusted to the Transfer Date, all in accordance with Section 6.04(b)(v). Forthwith upon receipt of any such required regulatory approvals, Rhodia Canada shall cause the funding agent of Rhodia Canada’s DC Pension Plan to transfer to the funding agent of the Purchaser’s Pension Plan an amount of cash or assets equal to the Plan Account Balances adjusted in accordance with Section 6.04(b)(v) from the Closing Date to the date such transfer is effected (the “Transfer Date”). Written confirmation of any and all such regulatory approvals shall be forwarded by Rhodia Canada to the Purchaser and by the Purchaser to Rhodia Canada, as the case may be.

(v) From the Closing Date to the Transfer Date, Rhodia Canada shall confer on the Canadian DC Transferred Employees all rights that active employees have in relation to the investment of the accounts maintained for such employees under Rhodia Canada’s DC Pension Plan. During such period, plan administration and plan fund administration and investment expenses shall be dealt with in a manner consistent with the terms of Rhodia Canada’s DC Pension Plan and consistent with prior practice in relation to the payment of such expenses; provided that such expenses are reasonable. In particular, such treatment shall include allocating such expenses to the Plan Account Balances, and administration expenses of the type paid directly by Rhodia Canada prior to the date hereof shall be paid by the Purchaser upon receipt of an invoice therefore from Rhodia Canada. For the period from the Closing Date to the Transfer Date, Rhodia Canada shall cause the funding agent for Rhodia Canada’s DC Pension Plan to accept and record as required, all investments, earnings and expenses allocated to the Plan Account Balances, benefit payments and pro-rated trustee or funding agent expenses. These amounts shall be added to or deducted from, as the case may be, the relevant Plan Account Balance. During the period from the Closing Date to the Transfer Date, the Plan Account Balances shall continue to be invested on behalf of and for the account of the Purchaser’s Pension Plan pursuant to the investment arrangements in effect under Rhodia Canada’s DC Pension Plan as of the Closing Date, subject to such directions from the Canadian DC Transferred Employees or the Purchaser, acting as employer for the Canadian DC Transferred Employees, as are permitted under the terms of Rhodia Canada’s DC Pension Plan for members or the employer, respectively, and the Plan Account Balances shall be adjusted to take into account the actual investment earnings under such investment arrangements.

(vi) Upon completion of the transfer of an amount of cash or assets equal to the Plan Account Balances, adjusted in accordance with Section 6.04(b)(v), the Asset Sellers and Rhodia Canada DC’s Pension Plan shall have no further liability or obligation to the Canadian DC Transferred Employees for each Plan Account Balance and the Purchaser and the Purchaser’s Pension Plan will hold the Asset Sellers and Rhodia Canada’s DC Pension Plan harmless in respect thereof.

(c) Effective as of the Closing Date, the Canadian DB Transferred Employees shall cease to participate in Rhodia Canada’s DB Pension Plan, and their rights thereunder shall be governed by applicable law. The Canadian DB Transferred Employees shall participate in the

Purchaser’s Pension Plan or such other registered pension plan that the Purchaser may establish or maintain, which plan shall be considered a successor pension plan under Canadian Law. Nothing in this Section 6.04(c) relieves the Purchaser from its obligations pursuant to Section 6.01(b) in respect of the compensation and benefits to be provided to the Canadian DB Transferred Employees. In addition, the Purchaser shall not take any action that would result in a windup of such plan, either voluntarily or by the Superintendent of Financial Services (Ontario) for a period of two (2) years following the Closing Date.

SECTION 6.05. Deferred Amounts. The Sellers covenant that, prior to the Closing Date, they shall pay to each Business Employee and shall otherwise be liable for (i) such employee’s bonus under any bonus plan sponsored or maintained by the Sellers for employees of the Business and the Mexican Subsidiaries specifically relating to the last six months of the calendar year ending December 31, 2003 and the six-month period ended June 30, 2004, calculated in accordance with the policies and practices of the Sellers as of the date hereof and as set forth in Section 6.05(a) of the Disclosure Schedule and (ii) any amounts owed to any Business Employee under the Rhodia U.S. Deferred Compensation Plan and as set forth in Section 6.05(b) of the Disclosure Schedule.

ARTICLE VII

TAX MATTERS

SECTION 7.01. Indemnity. (a) The Sellers agree to indemnify and hold harmless the Purchaser against (i) Taxes of the Mexican Subsidiaries with respect to any taxable period (or portion thereof) that ends on or before the Closing Date, (ii) Taxes imposed on each Mexican Subsidiary solely because it was a member of an affiliated group with respect to which a consolidated or combined Tax Return was filed and (iii) Taxes which are Retained Liabilities; provided, however, that no indemnity shall be provided under this Agreement for any Taxes (i) arising in connection with any elections (including an election under section 338 of the U.S. Code) made by the Purchaser or its Affiliates (and the costs attributable to any such election shall be borne solely by the Purchaser), (ii) resulting from any other act, transaction or omission of the Purchaser or its Affiliates occurring after the Closing, (iii) attributable to the Purchaser’s failure to satisfy any of its obligations under this Agreement or (iv) to the extent there is an amount accrued on the Closing Statement of Net Working Capital with respect to such Taxes. The Purchaser shall be responsible for Taxes for which it is not indemnified pursuant to this Section 7.01(a).

(b) In the case of Income Taxes, sales Taxes, employment Taxes and other Taxes that are readily apportionable based on an actual or deemed closing of the books that are payable with respect to a taxable period that begins on or before the Closing Date and ends after the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on the Closing Date shall be deemed to equal to the amount that would be payable if the taxable year ended on the Closing Date. In the case of all other Taxes that are payable with respect to a taxable period that begins on or before the Closing Date and ends after the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on the Closing Date shall be equal to the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the portion of the period ending on the Closing Date and the denominator of which is the number of days in the entire period.

SECTION 7.02. Tax Returns. From the date of this Agreement through the Closing Date, the Sellers shall prepare and file or otherwise furnish in proper form to the appropriate Governmental Authority (or cause to be prepared and filed or so furnished) in a timely manner all Tax Returns relating to the Mexican Subsidiaries or the Transferred Assets for any taxable period ending on or before the Closing Date, including (for the avoidance of doubt) any consolidated or combined Tax Return with respect to an affiliated group that includes a Mexican Subsidiary and a Share Seller, and the Purchaser shall do the same for any taxable period ending after the Closing Date. Any such Tax Returns to be filed after the Closing Date by the Purchaser for any taxable period that includes the Closing Date shall be prepared in a manner consistent with past practices employed (except as otherwise required by applicable Tax Law or to the extent that the Purchaser reasonably determines that a Tax Return cannot be so prepared and filed without being subject to penalties). In the case of any Tax Return required to be filed by the Purchaser and as to which an amount of Tax is allocable to the Sellers, the Purchaser shall provide the Sellers and their authorized representatives with a copy of such completed Tax Return and a statement certifying the amount of Tax shown on such Tax Return that is allocable to the Sellers, together with appropriate supporting information and schedules, at least 30 Business Days prior to the due date for the filing of such Tax Return (and prior to the filing of such Tax Return), and the Sellers and their authorized representatives shall have the right to review, comment on, and, as the case may be, request a modification of such Tax Return and statement prior to the filing of such Tax Return. Purchaser shall reflect on such Tax Return any good faith comments submitted by the Sellers in writing at least five Business Days prior to the filing of such Tax Return, and shall timely file such Tax Return with the appropriate Government Authority.

SECTION 7.03. Refunds and Benefits. Any Tax refund to the extent relating solely to a pre-Closing Date period (other than any such refund included as a Current Asset on the Closing Statement of Net Working Capital and taken into account as an asset for purposes of calculating the purchase price adjustment in Section 2.08) including any interest with respect thereto (and any other benefit obtained through a reduction in Tax Liability for a post-Closing Date period through an offset of an amount otherwise payable with an amount otherwise refundable to a Mexican Subsidiary) relating to a Mexican Subsidiary or a Transferred Asset for any taxable period (or portion thereof) ending on or before the Closing Date shall be the property of the Sellers, and the amount of such refund or benefit, if not received by the Sellers, shall be paid over by the Purchaser to the relevant Seller within five Business Days of the earlier of receipt or entitlement thereto; provided, that, in the case of any taxable period that begins on or before the Closing Date and ends after the Closing Date, any Tax refund (or other benefit) shall be equitably apportioned between the Purchaser and the Sellers in accordance with the principles set forth in Section 7.01(b) above. The Purchaser shall, if any Seller so requests and at the Sellers’ expense, cause the relevant entity to file for and use its reasonable best efforts to obtain and expedite the receipt of any refund to which the Sellers are entitled under this Section 7.03. The Purchaser shall permit the Sellers to participate in (at the Sellers’ expense) the prosecution of any such refund claim. This Section 7.03 shall not apply to the use of any net operating loss carry forward or the carry forward of any similar Tax attribute from a pre-Closing Date period to a post-Closing Date period.

SECTION 7.04. Contests. (a) After the Closing Date, the Purchaser shall notify the Sellers in writing, no later than five Business Days after receipt thereof, of any written notice of a proposed assessment or claim in any Tax audit or administrative or judicial proceeding of the Purchaser or a Mexican Subsidiary which, if determined adversely to the taxpayer, would be grounds for indemnification under this Article VII. Such notice to the Sellers shall contain factual information (to the extent known to the Purchaser or the relevant Mexican Subsidiary) describing the relevant Tax Liability in reasonable detail and shall include copies of any notice or other document received from Governmental Authority in respect thereof. If the Purchaser fails to give the Sellers such notice as required in this Section 7.04, then (i) if the Sellers are precluded by such failure from contesting the asserted Tax Liability in both the administrative and judicial forums, then the Sellers shall not have any obligation to indemnify the Purchaser for any loss arising out of the relevant Tax Liability, and (ii) if the Sellers are not so precluded from contesting but such failure results in a detriment to the Sellers, then any amount which the Sellers are otherwise required to pay the Purchaser with respect to such Liability shall be reduced by the amount of such detriment.

(b) The Sellers shall have the right, at their expense and through counsel of their choosing, to control the conduct of such audit or proceeding, by notifying the Purchaser of their intention to do so no later than 30 calendar days after the date of the receipt of the notice from the Purchaser. If the Sellers elect to assume the defense of or otherwise control such audit or proceeding, the Purchaser shall cooperate and cause its Affiliates to cooperate with the Sellers, and the Purchaser may participate therein, at its own expense. If the Sellers elect not to assume the defense of any such audit or proceeding, the Purchaser may defend the same in such manner as it may deem appropriate, provided that the Purchaser may not settle or compromise such proceeding or forego any appeal with respect thereto without the Sellers’ prior written consent, which consent shall not be unreasonably withheld.

SECTION 7.05. Cooperation and Exchange of Information. The Sellers and the Purchaser will provide each other with such cooperation and information as they may reasonably request of the other in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes, participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof and, together with accompanying schedules, relating to rulings or other determinations by Tax authorities and making available its employees on a basis mutually convenient to both Parties to provide explanations of any documents or information provided hereunder (and with the costs thereof borne by the requesting Party). Notwithstanding any provision herein to the contrary, each Seller and the Purchaser shall retain all Tax Returns, schedules and work papers, all material records and other documents in its possession relating to Tax matters of such Seller, the Mexican Subsidiaries, or the Business for each taxable period first ending after the Closing Date and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other Party in writing of such extensions for the respective Tax periods, or (ii) six years following the due date (without extension) for such Tax Returns. Any information obtained under this Section 7.05 shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding. Notwithstanding anything to the contrary herein,

Seller shall not be required to provide Purchaser with access to Tax Returns of the Seller except to the extent relating solely to the Business or the Mexican Subsidiaries.

SECTION 7.06. Conveyance Taxes. The Purchaser shall be liable for and shall indemnify the Sellers and hold them harmless against any transfer registration taxes and stamp taxes, transfer, real property transfer or gains, retail, sales, use, goods and services or other value added, withholding, recording, registration, and any similar Taxes (collectively, “Conveyance Taxes”) which become payable in connection with the transactions contemplated by this Agreement. Any Tax Return required by Law to be filed in respect of any Tax described in this Section 7.06 shall be timely prepared and filed, on or before the due date for such Tax Return, by the Party to this Agreement who is required by law to file such Tax Return; provided, however, that if either a Seller or the Purchaser (but not both) is required to so file, the Purchaser shall so file. Each of the Sellers and the Purchaser shall cooperate with each other in the preparation and filing of any such Tax Return, and in obtaining any exemptions from or reductions of such Tax provided by Law, including the timely provision of certifications and any documents required therefor.

SECTION 7.07. Miscellaneous. (a) The Sellers and the Purchaser agree to treat all payments made by either to or for the benefit of the other (including any payments to any Mexican Subsidiary) under this Article VII, under other indemnity provisions of this Agreement and for any misrepresentations or breach of warranties or covenants as adjustments to the Purchase Price or capital contributions for Tax purposes, and that such treatment shall govern for purposes thereof.

(b) Notwithstanding any provision in this Agreement to the contrary, the obligations of the Sellers to indemnify and hold harmless the Purchaser pursuant to this Article VII, and the representations and warranties contained in Section 3.19, shall terminate at the close of business on the 30th day after the date of expiration of the applicable statute of limitations with respect to the Tax Liabilities in question (giving effect to any waiver, mitigation or extension thereof).

(c) The computation of any indemnity payment pursuant to this Article VII shall be made after deducting therefrom any Tax benefit actually realized (or that is expected to be actually realized) by the Indemnified Party within 24 months of the end of the Tax year in which the indemnified Tax Liability is incurred or paid, as applicable, and assuming that the deduction relating to such Tax benefits is the last item of deduction used by the Indemnified Party. An Indemnified Party shall be deemed to have “actually realized” a Tax benefit to the extent that the amount of Taxes payable by such Indemnified Party is reduced below the amount of Taxes that such Indemnified Party would be required to pay but for the incurrence or payment of such indemnified amount.

(d) From the date hereof through and after the Closing Date, unless otherwise required by applicable Tax Law, Purchaser shall not make, revoke or change any Tax election or method of Tax accounting that could adversely affect the Sellers without the prior written consent of Sellers. Unless otherwise required by applicable Tax Law, neither the Purchaser nor any Affiliate thereof shall amend, refile or otherwise modify, or cause or permit the Mexican Subsidiaries to amend, refile or otherwise modify, any Tax Return with respect to any Tax period ending on or before the Closing Date (or portion of any such taxable period) without the prior written consent of the Sellers.

(e) The Purchaser and the Mexican Subsidiaries shall make any and all elections under all applicable Tax Laws to relinquish the entire carryback period with respect to any net operating loss attributable to a Mexican Subsidiary in any post-Closing Date period beginning after the Closing Date that could be carried back to a Tax period ending on or before the Closing Date of such Mexican Subsidiary. Notwithstanding anything to the contrary contained in this Agreement, neither the Sellers nor their Affiliates shall be required to pay to the Purchaser any refund or credit of Taxes that results from the carryback to any Tax period ending on or before the Closing Date of any net operating loss, capital loss or Tax credit attributable to the Mexican Subsidiaries in any post-Closing Date period.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01. Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Purchaser contained in this Agreement (disregarding, for purposes of determining satisfaction of the condition set forth in this clause (i), all qualifications contained therein with respect to “material,” “materially” or “material adverse effect”) shall have been true and correct when made and shall be true and correct as of the Closing Date, with the same force and effect as if made as of the Closing Date (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date), except where each failure to be so true and correct, alone or together with all other such failures, has not had, or would not reasonably be expected to have a material adverse effect, (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects, and (iii) the Sellers shall have received a certificate from the Purchaser certifying the matters set forth in clauses (i) and (ii) above signed by duly authorized officer or other authorized Person thereof;

(b) Antitrust Approvals. Any waiting period (and any extension thereof) under the HSR Act and the antitrust or competition laws of the jurisdictions listed in Section 8.01(b) of the Disclosure Schedule applicable to the purchase of the Transferred Subsidiary Shares and the Transferred Assets contemplated by this Agreement shall have expired or shall have been terminated; and the conditions, if any, attached to such termination or expiration shall not have a Material Adverse Effect;

(c) No Governmental Order. No court of competent jurisdiction shall have issued or entered any Governmental Order that is then in effect and that has the effect of making any of the transactions contemplated by this Agreement illegal or otherwise prohibiting their consummation and no litigation shall be pending against any of the parties to this Agreement which seeks to enjoin the transaction or render it illegal; and

(d) Adoption of Collective Bargaining Agreements. The Purchaser shall have, in writing, adopted the collective bargaining agreements applicable to the Transferred Employees.

SECTION 8.02. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Sellers contained in this Agreement (disregarding for purposes of determining satisfaction of the condition set forth in this clause (i), all qualifications contained therein with respect to “material,” “materiality” or “Material Adverse Effect”) shall have been true and correct when made and shall be true and correct as of the Closing Date with the same force and effect as if made as of the Closing Date (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date), except where each failure to be so true and correct, alone or together with all such failures, has not had, or would not reasonably be expected to have, a Material Adverse Effect, (ii) the covenants and agreements contained in this Agreement to be complied with by the Sellers on or before the Closing shall have been complied with in all material respects, and (iii) the Purchaser shall have received a certificate from the Sellers certifying the matters set forth in clauses (i) and (ii) above signed by a duly authorized officer or other authorized Person thereof;

(b) Antitrust Approvals. Any waiting period (and any extension thereof) under the HSR Act and the antitrust or competition laws of the jurisdictions listed in Section 8.01(b) of the Disclosure Schedule applicable to the purchase of the Transferred Subsidiary Shares and the Transferred Assets contemplated by this Agreement shall have expired or shall have been terminated and any such approval in connection therewith shall not have material adverse effect;

(c) No Governmental Order. No court of competent jurisdiction shall have issued or entered any Governmental Order that is then in effect and that has the effect of making any of the transactions contemplated by this Agreement illegal or otherwise prohibiting their consummation and no litigation shall be pending against any of the parties to this Agreement which seeks to enjoin the transaction or render it illegal;

(d) FIRPTA. The Sellers shall have delivered to the Purchaser certificates to the extent required by Section 1445 of the U.S. Code and U.S. Treasury Regulations issued thereunder;

(e) Financing. The Purchaser shall have available to it the financing described in the Commitment Letters;

(f) Third Party Consents. Those consents and permits specifically listed on Section 8.02(f) of the Disclosure Schedule shall have been obtained by the Sellers, the Mexican Subsidiaries or the Purchaser; and

(g) Material Adverse Change. There shall not have occurred, since the date of this Agreement, any Material Adverse Effect.

ARTICLE IX

INDEMNIFICATION

SECTION 9.01. Survival of Representations and Warranties. (a) The representations and warranties of the Sellers contained in this Agreement and the Ancillary Agreements shall survive the Closing until the first anniversary thereof; provided, however, that (i) the representations and warranties made pursuant to Sections 3.01, 3.02, 3.03 and 3.21 shall survive until the expiration of the applicable statute of limitations, (ii) the representations and warranties made pursuant to Section 3.19 of this Agreement dealing with Tax matters shall survive as provided in Article VII, and (iii) the representations and warranties made pursuant to Section 3.12 shall survive the Closing until the fifth anniversary thereof. If written notice of a claim has been given by the Purchaser to the Sellers in accordance with the provisions hereof prior to the expiration of the applicable representations and warranties, then the relevant representations and warranties shall survive as to such claim until the claim has been finally resolved.

(b) The representations and warranties of the Purchaser contained in this Agreement and the Ancillary Agreements shall survive the Closing until the first anniversary of the Closing Date; provided, however, that the representations and warranties made pursuant to Sections 4.01, 4.02 and 4.06 shall survive until the expiration of the applicable statute of limitations. If written notice of a claim has been given by the Sellers to the Purchaser in accordance with the provisions hereof prior to the expiration of the applicable representations and warranties, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

SECTION 9.02. Indemnification by the Sellers. (a) Subject to the limitations set forth in Section 9.04, the Purchaser and its Affiliates, officers, directors, employees and agents (each a “Purchaser Indemnified Party”) shall be indemnified and held harmless by each of the Sellers, in each case on a joint and several basis (other than Rhodia Consumer Specialties Limited), for any and all damages, claims, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) (“Loss”), actually suffered or incurred by them arising out of or resulting from:

(i) the breach of any representation or warranty made by the Sellers contained in this Agreement (without giving effect to any qualification therein as to “materiality” or “Material Adverse Effect”);

(ii) the breach of any covenant or agreement by the Sellers contained in this Agreement; or

(iii) the Retained Liabilities.

(b) A Purchaser Indemnified Party shall give the Sellers written notice of any matter which a Purchaser Indemnified Party has determined has given or would give rise to a right of indemnification under this Agreement, no later than 45 days after such determination (or such earlier date as may be necessary for the Sellers to protect their rights appropriately), stating the specific nature of the identified condition, the amount of the Loss, if known, and method of computation thereof, containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises, stating with reasonable detail (in light of the circumstances) the specific grounds therefor; provided, that failure to provide notice within such 45 day period shall not effect Purchaser’s rights hereunder except to the extent such failure materially prejudices the Sellers’ and Parent’s obligations hereunder. For purposes of determining the relative share of liability of the Purchaser Indemnified Party pursuant to Section 9.02(c)(ii), the notification date shall be the date on which the Seller receives written notice from the Purchaser Indemnified Party. The obligations and Liabilities of the Sellers under this Article IX with respect to Losses arising from claims of any third party which are subject to the indemnification provided for in this Article IX (“Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions: if a Purchaser Indemnified Party shall receive notice of any Third Party Claim, the Purchaser Indemnified Party shall give the Sellers written notice of such Third Party Claim no later than 30 days after the receipt by the Purchaser Indemnified Party of such notice. The Sellers shall be entitled to assume and control the defense of such Third Party Claim at their expense and through counsel of their choice if they give written notice of their intention to do so to the Purchaser Indemnified Party no later than 15 days after the receipt of such written notice from the Purchaser Indemnified Party; provided, however, (x) there is not a reasonable likelihood that, due to the effect of the limitations set forth in Section 9.04(a)(v), the Purchaser Indemnified Party will bear the greater proportion of Losses with respect to such Third Party Claim, (y) the Third Party Claim involves a claim for monetary relief only and, (z) subject to the limitations set forth in Section 9.04, the Seller agrees to assume responsibility for Losses from such Third Party Claim. If the Sellers elect to assume the defense of any such Third Party Claim, the Purchaser Indemnified Party may participate in (but not control) such defense, but at its sole expense unless a conflict prevents one law firm from representing all of the Parties, in which case the Purchaser Indemnified Party may hire a law firm to participate on its behalf and Parent and the Sellers shall pay the expenses of such separate counsel to the extent arising from such conflict. In the event that the Sellers exercise the right to undertake any such defense against any such Third Party Claim as provided above, the Purchaser Indemnified Party shall cooperate with the Sellers in such defense (including, without limitation, in making any counterclaim against the Person asserting the Third Party Claim, or in making any cross-complaint against any Person) and make available to the Sellers, in each case at the Sellers’ request and expense, the relevant witnesses, records, materials and information in the Purchaser Indemnified Party’s possession or under the Purchaser Indemnified Party’s control relating thereto as is reasonably requested by the Sellers. Similarly, in the event the Purchaser Indemnified Party is conducting the defense against any such Third Party Claim, the Sellers shall cooperate with the Purchaser Indemnified Party in such defense and make available to the Purchaser Indemnified Party, the relevant witnesses, records, materials and information in the Sellers’ possession or under the Sellers’ control relating thereto as is reasonably requested by the Purchaser Indemnified Party. If the Sellers elect to direct the defense of any Third Party Claim, the Purchaser Indemnified Party shall not pay, or permit to be paid, any part of such Third Party

Claim unless the Sellers consent in writing to such payment, or unless the Sellers withdraw (or cease to diligently defend) from the defense of such Third Party Claim, or unless a final judgment from which no appeal may be taken by or on behalf of the Seller, is entered against the Purchaser for such Third Party Claim. If the Sellers shall elect not to assume the defense of (or cease to diligently defend) the Third Party Claim, the Purchaser Indemnified Party shall have the right to undertake the defense thereof; provided, that the Purchaser Indemnified Party shall not settle such Third Party Claim or forego any appeal with respect thereto without the Seller’s prior written consent not to be unreasonably withheld. No Third Party Claim involving non-monetary obligations of the Purchaser Indemnified Party may be settled by the Sellers without the prior written consent of the Purchaser Indemnified Party, not to be unreasonably withheld, except if such non-monetary obligations of the Purchaser Indemnified Party do not have a material adverse effect on the Business and without an unconditional release of the Purchaser with respect to such Third Party Claim, and no Third Party Claim involving monetary obligations may be settled by the Sellers without prior written consent of the Purchaser Indemnified Party, not to be unreasonably withheld, unless such monetary obligations are paid in full by the Sellers and without an unconditional release of the Purchaser with respect to such Third Party Claim; provided, however, that to the extent such monetary obligations include the Deductible Amount such monetary obligations shall be paid by the Purchaser up to the amount of the Deductible Amount (without any need to obtain the Purchaser’s consent) and such payment by the Purchaser will correspondingly reduce the Deductible Amount by the amount paid by the Purchaser.

(c) Notwithstanding anything in this Agreement to the contrary, the Sellers’ obligations whether to pay, indemnify, hold harmless, defend or otherwise be liable for any Liability arising under or in relation to any Environmental Law, Environmental Claim or Environmental Permit or any action required to be taken by any Purchaser Indemnified Party to comply with any Environmental Law or Environmental Permit for which the Sellers are obligated to indemnify any Purchaser Indemnified Party (x) pursuant to Section 9.02(a)(i) and (y) solely with respect to any on-site environmental contamination, the presence or suspected presence of Hazardous Materials or other violation of Environmental Law at the Geismar Site, Waterway Site, Canadian Site, Chicago Heights Site, Nashville Site or Mexican Site, pursuant to Section 9.02(a)(iii); provided, however, any indemnity obligation described in this clause (y) with respect to the Chicago Heights Site shall not be subject to the provisions of Section 9.02(c)(ii), and provided, further that any indemnity with respect to the Retained Liability described in Section 2.03(b)(ix) shall not be subject to any limitations or other provisions of this Section 9.02(c), shall be subject to the following terms and conditions, in addition to the terms and conditions included in Section 9.04:

(i) the Sellers will only indemnify and hold harmless a Purchaser Indemnified Party for Losses arising from Third Party Claims or Governmental Orders; provided, however, that the Sellers will not indemnify and hold harmless such Purchaser Indemnified Party to the extent such Losses result from or arise wholly or partly out of actions or omissions of the Purchaser Indemnified Party after the Closing (including, without limitation, if the Purchaser Indemnified Party has initiated or solicited such Third Party Claim or Governmental Order by way of a voluntary site investigation or participation in a voluntary remediation program or otherwise) or if such Losses result from or arise wholly or partly out of the Purchaser Indemnified Party’s decision to interrupt or cease production or carry on significant investigation, assessment, excavation or construction at any of the Geismar Site, Waterway Site, Canadian Site, Chicago Heights Site, Nashville Site or Mexican Sites; provided, further, that the foregoing proviso shall not apply with respect to any investigation, assessment, sampling or testing undertaken by the Purchaser after discovery, in the ordinary course of business, of the presence or suspected presence of Hazardous Materials on the Coatza Site, the Mission Hill Site, the Chicago Heights Site, the Nashville Site, the Waterway Site, the Geismar Site or the Port Maitland Site under circumstances that would reasonably be expected to result in a violation of Environmental Law or a liability to any third party.

(ii) the Sellers’ share of Losses arising out of an indemnifiable event under this Agreement shall be calculated as of the earliest date Seller is properly notified by Purchaser pursuant to Section 9.02(b) of this Agreement. Sellers shall bear (v) 90% of the Losses incurred in connection with an environmental matter for which Seller receives proper notice during the first year following the Closing Date, (w) 70% of the Losses incurred in connection with an environmental matter for which Seller receives proper notice during the second year following the Closing Date, (x) 50% of the Losses incurred in connection with an environmental matter for which Seller receives proper notice during the third year following the Closing Date, (y) 30% of the Losses incurred in connection with an environmental matter for which Seller receives proper notice during the fourth year following the Closing Date, and (z) 10% of the Losses incurred in connection with an environmental matter for which Seller receives proper notice during the fifth year following the Closing Date. The Sellers shall have no indemnification obligation for any Losses incurred after the fifth anniversary of the Closing Date, except with respect to otherwise indemnifiable matters for which proper notice pursuant to Section 9.02(b) of this Agreement has been provided prior to the fifth anniversary of the Closing Date;

(iii) the Sellers shall have no indemnification obligations under this Agreement for Losses in excess of those necessary to implement the most cost-effective measures that are consistent and in compliance with the applicable Environmental Laws and, in all cases where remediation is required, the Parties agree that the least costly measures consistent and in compliance with the applicable Environmental Laws in effect as of the Closing Date shall be implemented and Purchaser shall be required to take steps reasonably necessary to facilitate the least costly remedial alternative, including, without limitation, those to achieve institutional or engineering controls except to the extent the Purchaser Indemnified Party undertakes irrevocably to pay any supplemental cost;

(iv) with regard to all claims with respect to which there is a reasonable likelihood that the Sellers will bear at least 50% of such Losses (calculating Sellers’ portion of such Losses for purposes hereof by taking into account the effect of the limitations set forth in Section 9.02(c)(ii) and Section 9.04(a)(iii) and (v)), the Sellers shall, at their discretion, be entitled to propose and plan all remediation activities with respect to Losses that are governed by this Section 9.02(c) and such proposals and plans shall be subject to the approval of the Purchaser, not to be unreasonably withheld; and

(v) with regard to all claims made by the Purchaser governed by this Section 9.02(c), the Purchaser shall (w) promptly inform the Sellers of all material events,

circumstances or developments related to the Sellers’ indemnification obligations, (x) provide the Sellers with copies of all relevant correspondence with Governmental Authorities, (y) inform the Sellers in advance of, and invite the Sellers to participate in, meetings with Governmental Authorities, and (z) provide the Sellers access to the relevant site subject of such claim and any relevant information (provided that such access shall not have a material adverse effect on the ordinary course operation of the Business). The failure to comply with clause (w) or (x) above shall not affect Purchaser’s rights hereunder except to the extent such failure materially prejudices the Sellers’ and Parent’s obligation hereunder.

SECTION 9.03. Indemnification by the Purchaser. (a) Subject to the limitations set forth in Section 9.04, the Sellers and their Affiliates, officers, directors, employees and agents (each a “Seller Indemnified Party”; a Seller Indemnified Party or a Purchaser Indemnified Party is referred to as an “Indemnified Party”, and the other Party is referred to as an “Indemnifying Party”) shall be indemnified and held harmless by the Purchaser and any Affiliate of the Purchaser acquiring Transferred Assets or Transferred Subsidiary Shares hereunder at Closing, on a joint and several basis, for and against any and all Losses, arising out of or resulting from:

(i) the breach of any representation or warranty made by the Purchaser contained in this Agreement (without giving effect to any qualification therein as to “materiality” or “Material Adverse Effect”);

(ii) the breach of any covenant or agreement by the Purchaser contained in this Agreement; or

(iii) the Assumed Liabilities.

(b) A Seller Indemnified Party shall give the Purchaser written notice of any matter which such Seller Indemnified Party has determined has given or would give rise to a right of indemnification under this Agreement, no later than 45 days after such determination (or such earlier date as may be necessary for the Purchaser to protect its rights appropriately), stating the specific nature of the identified condition, the amount of the Loss, if known, and method of computation thereof, containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises, stating with reasonable detail the specific grounds therefor and including all evidence necessary to demonstrate the soundness thereof. The obligations and Liabilities of the Purchaser under this Article IX with respect to Losses arising from Third Party Claims shall be governed by and be contingent upon the following additional terms and conditions: if a Seller Indemnified Party shall receive notice of any Third Party Claim, such Seller Indemnified Party shall give the Purchaser written notice of such Third Party Claim no later than 30 days (or such earlier date as may be necessary for the Purchaser to protect its rights appropriately) after the receipt by the Seller Indemnified Party of such notice. The Purchaser shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives written notice of its intention to do so to such Seller Indemnified Party no later than 15 days after the receipt of such written notice from the Seller Indemnified Party; provided, however, (x) there is not a reasonable likelihood that due to the effect of the limitation set forth in Section 9.04(a)(v) the Seller will bear the greater proportion of Losses with respect to such Third Party Claim, (y) the Third Party

Claim involves a claim for non-monetary relief and, (z) subject to the limitations set forth in Section 9.04, the Purchaser agrees to assume responsibility for Losses from such Third Party Claim. If the Purchaser elects to assume the defense of any such Third Party Claim, the Seller Indemnified Party may participate in (but not control) such defense, but at its sole expense unless a conflict prevents one law firm from representing all of the Parties, in which case the Seller Indemnified Party may hire a law firm to participate on its behalf and the Purchaser shall pay the expenses of such separate counsel to the extent arising from such conflict. In the event that the Purchaser exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Seller Indemnified Party shall cooperate with the Purchaser in such defense (including, without limitation, in making any counterclaim against the Person asserting the Third Party Claim, or in making any cross-complaint against any Person) and make available to the Purchaser, at the Purchaser’s request and expense, the relevant witnesses, records, materials and information in the Seller Indemnified Party’s possession or under the Seller Indemnified Party’s control relating thereto as is reasonably requested by the Purchaser. Similarly, in the event the Seller Indemnified Party is conducting the defense against any such Third Party Claim, the Purchaser shall cooperate with the Seller Indemnified Party in such defense (including, without limitation, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person) and make available to the Seller Indemnified Party, at the Seller Indemnified Party’s request and expense, the relevant witnesses, records, materials and information in the Purchaser’s possession or under the Purchaser’s control relating thereto as is reasonably requested by the Seller Indemnified Party. If the Purchaser elects to direct the defense of any Third Party Claim, the Seller Indemnified Party shall not pay, or permit to be paid, any part of any such Third Party Claim, unless the Purchaser consents in writing to such payment, or unless the Purchaser withdraws (or ceases to diligently defend) from the defense of such Third Party Claim, or unless a final judgment from which no appeal may be taken by or behalf of the Purchaser, is entered against the Seller for such Third Party Claim. If the Purchaser shall elect not to assume the defense of the Third Party Claim, the Seller Indemnified Party shall have the right to undertake the defense thereof, provided that the Seller Indemnified Party shall not settle such Third Party Claim or forego any appeal with respect thereto without the Purchaser’s prior written consent not to be unreasonably withheld. No Third Party Claim involving non-monetary obligations of the Seller Indemnified Party may be settled by the Purchaser without the prior written consent of the Seller Indemnified Party, not to be unreasonably withheld, except if such non-monetary obligations of the Seller Indemnified Party do not have a material adverse effect on the Seller or its Affiliates and without an unconditional release of the Seller with respect to such Third Party Claim and no Third Party Claim involving monetary obligations may be settled by the Purchaser without prior written consent of the Seller Indemnified Party, not to be unreasonably withheld, unless such monetary obligations are paid in full by the Purchaser and without an unconditional release of the Seller with respect to such Third Party Claim.

SECTION 9.04. Limits on Indemnification. (a) Notwithstanding anything to the contrary contained in this Agreement: (i) no Party shall be liable for any indirect, special, incidental, exemplary, punitive or consequential Losses or for any lost profits; (ii) no indemnification shall arise under this Agreement for any breach or Third Party Claim which results from or is increased wholly or partly as a result of any change in applicable Laws (including Environmental Laws) after the Closing Date; (iii) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 9.02(a)(i) (except with respect to

Sections 3.01, 3.02, 3.03 and 3.21) of this Agreement, unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds $16,110,000, in which case the Indemnifying Party shall be liable only for those Losses in excess of $16,110,000 (the “Deductible Amount”); (iv) no Losses may be claimed under Section 9.02(a)(i) (except with respect to Sections 3.01, 3.02, 3.03 and 3.21) of this Agreement by an Indemnified Party or shall be reimbursable by an Indemnifying Party or shall be included in calculating the aggregate Losses set forth in clause (iii) above other than Losses in excess of $US100,000 resulting from any single or aggregated claims arising out of the same facts, events or circumstances; (v) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from the causes set forth in Section 9.02(a)(i) shall be an amount equal to $80,550,000; and (vi) with respect to contingent or unquantifiable Losses, no payment will be due by any Indemnifying Party unless and until the relevant Losses cease to be contingent or may be quantified.

(b) No Party shall have any liability under any provision of this Agreement for any Losses to the extent that such Losses relate to, wholly or partly, or are increased in any way as a result of actions, omissions or failure to mitigate by the other Party or its Affiliates, officers, directors, employees and agents. Each Party shall take and shall cause to be taken all steps necessary to mitigate all such Losses immediately after becoming aware of any event that could reasonably be expected to give rise to such Losses.

(c) The computation of the Losses pursuant to this Article IX shall be made after deducting therefrom (i) any Tax benefit actually realized (or that is expected to be actually realized) by the Indemnified Party within 24 months of the end of the Tax year in which the indemnified Loss is incurred or paid, as applicable, and assuming that the deduction relating to such Tax benefit is the last item of deduction used by the Indemnified Party (ii) any insurance proceeds and any indemnity, contribution or other similar payment ultimately recovered by the Indemnified Party from any third party with respect thereto, and (iii) the amount of the reserves provided or taken into account therefor in the closing statements.

(d) An Indemnified Party shall be deemed to have “actually realized” a Tax benefit to the extent that the amount of Taxes payable by such Indemnified Party is reduced below the amount of Taxes that such Indemnified Party would be required to pay but for the incurrence or payment of such indemnified amount.

SECTION 9.05. Sole Remedy. Each Party hereby acknowledges and agrees that (absent fraud) its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Article IX and in Article VII. In furtherance of the foregoing, the Purchaser hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it (or, after the Closing, the Transferred Subsidiary) may have against the Sellers, arising under or based upon any Law (including, without limitation, any such rights, claims or causes or action arising under or based upon common law or otherwise) except in the case of fraud. Similarly, the Sellers hereby waive, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action the Sellers may have against the Purchaser, arising under or based upon any Law (including, without limitation, any such rights, claims or causes or action arising under or based upon common law or otherwise) except in the case of fraud.

SECTION 9.06. No Rescission. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein or in the Ancillary Agreements shall give rise to any right on the part of the Purchaser or the Sellers to rescind this Agreement, the Ancillary Agreements or any of the transactions contemplated hereby or thereby.

SECTION 9.07. Knowledge of Breach. In the event a Party seeks indemnification hereunder with respect to any inaccuracy in any representation or warranty of the other Party, such Party hereby agrees that it shall be deemed to have waived (i) such inaccuracy or failure to perform or comply as a condition to its obligations hereunder or thereunder, and (ii) any and all rights, remedies or other recourse against such other Party to which it might otherwise be entitled, including without limitation pursuant to Article IX hereof, as a result of such inaccuracy or failure to perform or comply, in each case if and only if the Party from whom indemnity is sought proves that the Party seeking indemnification had actual knowledge on the date hereof of such inaccuracy; provided, that no Purchaser Indemnified Party shall be deemed to have had actual knowledge of any information contained in any document described in Section 3.12(g) of the Disclosure Schedule unless such information is readily apparent in another section of the Disclosure Schedule.

SECTION 9.08. Waiver of Bulk Sales Requirement. Each of the Parties waives compliance with any applicable bulk sales law, including without limitation the U.S. Uniform Commercial Code Bulk Transfer provisions and the Bulk Sales Act (Ontario). Rhodia Mexico expressly waives its rights under Article 2046 of the Federal Civil Code of Mexico and under the corresponding articles in each of the Civil Codes of the states of Mexico.

SECTION 9.09. Tax Matters. Anything in this Article IX to the contrary notwithstanding, the rights and obligations of the parties with respect to indemnification for any Taxes with respect to the Mexican Subsidiaries, the Transferred Assets or the Business shall be solely governed by Article VII and shall not be subject to the provisions of this Article IX.

ARTICLE X

TERMINATION AND WAIVER; GUARANTEE

SECTION 10.01. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by either the Seller or the Purchaser if the Closing shall not have occurred by September 30, 2004; provided, however, that the right to terminate this Agreement under this Section 10.01(a) shall not be available to any Party whose failure to fulfill any obligation under this Agreement or any Ancillary Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the date of termination; or

(b) by either the Purchaser or the Seller in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement or any Ancillary Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the date of termination; or

(c) by the mutual written consent of the Sellers and the Purchaser.

SECTION 10.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 10.01, this Agreement shall forthwith become void and there shall be no liability on the part of any Party except (i) as set forth in Section 11.01, (ii) as set forth in the Confidentiality Agreement, and (iii) that nothing herein shall relieve either Party from liability for any breach of this Agreement prior to termination.

SECTION 10.03. Extension; Waiver. Except as set forth in Section 9.07, each Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered by the other Parties pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other Parties contained herein or in any document delivered by the other Parties pursuant hereto. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement or any Ancillary Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.01. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, the Seller shall be responsible for paying all out of pocket expenses incurred by the Mexican Subsidiaries primarily as a result of the transactions contemplated by this Agreement including fees and expenses of attorneys, financial advisers and other consultants and advisors and which have not been reimbursed by Rhodia or its Affiliates prior to Closing).

SECTION 11.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the relevant Party at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.02):

(a)	if to Parent or the Sellers:

Rhodia Inc.

26 Quai Alphonse Le Gallo

92512 Boulogne Billancourt Cedex

France

Telecopy: 33.1.55.38.40.00

Attention: General Counsel

with a copy to:

Rhodia Inc.

259 Prospect Plains Road

Cranbury, New Jersey 08512

Telecopy: 609-860-0297

Attention: General Counsel

with a copy to:

Shearman & Sterling LLP

114, avenue des Champs-Elysées

75008 - Paris

France

Telecopy: + 33.1.53.89.70.70

Attention: Hubertus V. Sulkowski, Esq.

with a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10282

Telecopy: 212-848-7179

Attention: Peter J. Rooney

(b)	if to the Purchaser:

Bain Capital NY, LLC

745 Fifth Avenue, Suite 3200

New York, New York 10151

Telecopy: 212-421-2235

Attention: Stephen M. Zide

with a copy to:

Kirkland & Ellis LLP

153 East 53rd Street

New York, New York 10022

Telecopy: 212-446-4900

Attention: Eunu Chun, Esq.

SECTION 11.03. Public Announcements. No Party shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media regarding this Agreement without prior notification to the other Parties, and the Parties shall cooperate as to the timing and contents of any such press release or public announcement. Notwithstanding the foregoing, any Party may make an announcement concerning the purchase and sale of the Business or any ancillary matter without prior notification to the other Parties if required by (i) the Laws of any relevant jurisdiction, (ii) any existing contractual obligations, or (iii) any Governmental Authority to which either Party is subject or submits, wherever situated, whether or not the requirement has the force of Law; provided, however, that in the case of clause (i), (ii) or (iii), the relevant Party shall take such steps as may be reasonable and practicable under the relevant circumstances to agree on the contents of such announcement with the other Parties before making such an announcement.

SECTION 11.04. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 11.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced pursuant to any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 11.06. Entire Agreement. This Agreement, the Confidentiality Agreement, and the Ancillary Agreements constitute the entire agreement of the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between the Sellers and the Purchaser with respect to the subject matter hereof.

SECTION 11.07. Assignment. Except as otherwise provided in this Agreement, neither the Purchaser, on the one hand, nor Parent or any Seller, on the other hand, may assign or transfer this Agreement or any of their respective rights or obligations hereunder in any manner whatsoever, by operation of Law or otherwise (including, without limitation, by merger, contribution, spin-off or otherwise), without the prior written consent of the other Parties, which consent may be granted or withheld in the sole discretion of such Parties and any attempted assignment thereof shall be void; provided that the Purchaser and the Sellers may assign or transfer this Agreement and each Ancillary Agreement to its Affiliates, to its financing sources (for collateral purposes) and, only in the case of Purchaser, to any subsequent purchaser of the Business or any portion thereof; provided, however, no assignment shall relieve any Party of its obligations hereunder, in whole or in part, in any manner.

SECTION 11.08. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their permitted assigns and, except as expressly permitted herein or pursuant to Article IX with respect to a Purchaser Indemnified Party and a Seller Indemnified Party, nothing herein is intended to or shall confer upon any other Person, any right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

SECTION 11.09. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Sellers and the Purchaser, or (b) by a waiver in accordance with Section 10.03.

SECTION 11.10. Governing Law; Dispute Resolution. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by either party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

SECTION 11.11. Specific Performance. The Parties agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that, to the extent permitted by applicable Laws, the Parties shall be entitled to specific performance of the terms hereof (without posting any bond or security), in addition to any other remedy at law.

SECTION 11.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 11.13. Rhodia Guarantee. (a) Rhodia hereby absolutely, unconditionally and irrevocably guarantees to the Purchaser the prompt payment and performance of all obligations of the Sellers pursuant to this Agreement (including payment of all amounts from time to time owing by the Sellers to the Purchaser hereunder) (such obligations being herein collectively called the “Parent Obligations”). Rhodia hereby further agrees that if the Sellers shall fail to pay or perform in full when due any of the Parent Obligations, Rhodia will promptly pay or perform the same. Rhodia hereby expressly waives diligence, presentment, demand, protest, and all notices whatsoever with regard to any of the Parent Obligations and any requirement that the Purchaser exhaust any right, power or remedy against the Sellers hereunder.

(b) The obligations of Rhodia hereunder are unconditional regardless of (i) the value, genuineness or regularity of any of the Parent Obligations, (ii) any lack of validity or enforceability of any of the Parent Obligations arising from the failure of the Purchaser to properly authorize, execute and deliver this Agreement or any other agreement executed in connection herewith, (iii) whether or not any Parent Obligation is enforceable or not allowable, in either case due to the existence of a bankruptcy, reorganization or similar proceeding involving the Sellers, and (iv) any other circumstance with respect to any of the Parent Obligations which may or might in any manner constitute a legal or equitable discharge, release or defense of a surety or guarantor, it being the intent hereof that the obligations of Rhodia hereunder shall be absolute, unconditional and irrevocable under any and all circumstances. To the maximum extent permitted by applicable law, the obligations of Rhodia under the guarantee contained in this Section 11.13 shall not be affected by (i) any merger or consolidation of any party hereto or any affiliate of any such entity, (ii) any change in the direct or indirect ownership of Rhodia, (iii) the effect of any foreign or domestic laws, rules, regulations, or actions of a court or governmental body other than actions taken specifically in respect of the Parent Obligations or this guarantee, or (iv) any amendment or waiver of or any consent to departure from this Agreement.

SECTION 11.14. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.14.

IN WITNESS WHEREOF, the Sellers and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RHODIA INC.

By	/s/ Jacques Lehre

Name:	Jacques Lehre
Title:	Authorized Signatory

RHODIA CANADA INC.

By	/s/ Jacques Lehre

Name:	Jacques Lehre
Title:	Authorized Signatory

By	/s/ Anthony Saviano

Name:	Anthony Saviano
Title:	Authorized Signatory

RHODIA CONSUMER SPECIALTIES LIMITED

By	/s/ Jacques Lehre

Name:	Jacques Lehre
Title:	Authorized Signatory

RHODIA OVERSEAS LTD

By	/s/ Jacques Lehre

Name:	Jacques Lehre
Title:	Authorized Signatory

RHODIA DE MEXICO, S.A. DE C.V.

By	/s/ Jose Roberto Flores Athie

Name:	Jose Roberto Flores Athie
Title:	Attorney

RHODIA, S.A.

By	/s/ Jacques Lehre

Name:	Jacques Lehre
Title:	Authorized Signatory

PHOSPHATES ACQUISITION, INC.

By	/s/ Stephen M. Zide

Name:	Stephen M. Zide
Title:	President